SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of April 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Principal Decisions of the 626th Meeting of the Board of Directors Held on February 25-27, 2015

2.	Minutes of the Extraordinary General Meeting of Stockholders Held on February 27, 2015

3.	Market Announcement Dated February 27, 2015: Extraordinary Tariff Adjustment for Cemig D

4.	Market Announcement Dated February 27, 2015: Absorption of Capim Branco by Cemig GT

5.	Market Announcement Dated February 27, 2015: Vale and Cemig GT form the generation company ALIANÇA

6.	Summary of Minutes of the 627th Meeting of the Board of Directors Held on March 4, 2015

7.	Summary of Principal Decisions of the 628th Meeting of the Board of Directors Held on March 11, 2015

8.	Market Announcement Dated March 11, 2015: Capital increase in wholly-owned subsidiary Cemig D

9.	Summary of Principal Decisions of the 629th Meeting of the Board of Directors Held on March 23, 2015

10.	Summary of Principal Decisions of the 630th Meeting of the Board of Directors Held on March 25, 2015

11.	2014 Earnings Release

12.	2014 Results – Presentation

13.	Convocation Dated March 26, 2015: Ordinary and Extraordinary General Meetings of Stockholders

14.	Notice to Shareholders Dated March 30, 2015

15.	Material Announcement Dated April 1, 2015: Cemig acquires 49% of Aliança Norte – Condition Precedent for Completion of Aliança Association with Vale

16.	Summary of Minutes of the 630th Meeting of the Board of Directors Held on March 25, 2015

17.	Proposal to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 30, 2015

18.	Market Annoucement Dated April 7, 2015: Aneel decides annual tariff adjustment of Cemig D

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: April 8, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF PRINCIPAL DECISIONS OF THE 626TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 25-27, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 25 – 27, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 626th meeting, opened on February 25 and closed on February 27, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Neptune Project: Closing / Aliança Geração de Energia S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD

ON FEBRUARY 27, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

FEBRUARY 27, 2015

At 11 a.m. on February 27, 2015, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by the State Procurator Mr. Jaime Nápoles Villela, for the Office of the General Attorney of the State of Minas Gerais, in accordance with the current legislation. Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Pedercini Issa to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, recognizing the presence of Mr. Bruno Gonçalves Siqueira, a member of the Audit Board, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on February 12, 13 and 14 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 80, 74 and 87, respectively, and O Tempo, on pages 29, 24 and 16, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 27, 2015 at 11 a.m., at the company’s head office, Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1.	Ratification of the appointment of the three experts to provide valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco Energia S.A. (‘Capim Branco’).

2.	Approval of the Valuation Opinion providing the valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the previous item.

3.	Authorization for absorption of Capim Branco by Cemig Geração e Transmissão S.A., and subsequent dissolution of Capim Branco.

4.	Orientation of vote of the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT, in favor of:

a)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, so as to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

b)	ratification of the appointment of the three experts to provide a valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco;

c)	approval of the Valuation Opinion giving the valuation of the Stockholders’ equity of Capim Branco, at book value, on base-date January 31, 2015, as referred to in the previous item;

d)	authorization, verification and approval of an increase in the share capital of Cemig GT:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

and	consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT;

e)	authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved;

f)	authorization for Cemig GT to be successor of Capim Branco, in all its rights and obligations, entirely and for all purposes of law;

g)	authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by February 25, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Avenida Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, February 11, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors”

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda, and also to read the Opinion of the Audit Board thereon.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The contents of these documents are as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING

OF STOCKHOLDERS

TO BE HELD ON

FEBRUARY 27, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig)

– Whereas:

a)	on December 19, 2013, Cemig Geração e Transmissão S.A. (Cemig GT) and Vale S.A. (Vale) entered into the following legal instruments:

1)	the Share purchase and sale agreement (‘the Share Purchase Agreement) between Vale, as vendor, and Cemig GT, as purchaser, with Vale Geração Norte S.A. as consenting party, the purpose of which is the acquisition by Cemig GT of up to 49% of the total and voting capital of Vale Geração Norte S.A., now named Aliança Norte Energia Participações S.A. (‘the Acquisition’), which owns an equity interest in Norte Energia S.A. (‘Norte Energia’), holder of the concession for the Belo Monte Hydroelectric Plant; and,

2)	the Preliminary Association Agreement (the ‘Preliminary Agreement’), between Vale and Cemig GT with Companhia Energética de Minas Gerais—Cemig and Vale Geração de Energia S.A. as consenting parties, providing for contribution to Vale Geração de Energia S.A. of the Assets of Vale (the ‘Vale Assets’), valued at R$ 2,481 million, in currency of January 1, 2014, and the assets of Cemig GT, with value of R$ 2,030 million, also in currency of January 1, 2014, both valuations being in accordance with an economic/financial valuation prepared by Bradesco BBI, corresponding to final share ownerships, in Vale Geração Energia S.A., of 55% by Vale and 45% by Cemig GT (‘the Association’), the transaction having been authorized by the Board of Directors of Cemig and Cemig GT;

b)	the formal company name of Vale Geração de Energia S.A. has been changed to Aliança Geração de Energia S.A. – Aliança, an unlisted company held by shares constituted in accordance with the laws of the Federal Republic of Brazil, with head office at Rua Sapucaí 383, 4th Floor, Suite 405, Bairro Floresta, 30150-904 Belo Horizonte, Minas Gerais, registered in the CNPJ/MF under No. 12.009.135/0001-05;

c)	under Clause 16.1 of the Preliminary Agreement, the Parties would sign the Final Association Agreement (‘the Final Agreement’) within 90 (ninety) calendar days from the signature of the Preliminary Agreement;

d)	on March 17, 2014, the Parties signed the First Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 90 (ninety) to 180 (one hundred and eighty) days;

e)	on June 17, 2014 the Parties signed the Second Amendment to the Preliminary Agreement, changing the period for signature of the Final Agreement from 180 (one hundred and eight) days to 240 (two hundred and forty) days, that is to say until August 16, 2014;

f)	on August 5, 2014, Cemig GT and Vale signed a Final Association Agreement, governing, among other matters, the entry of Cemig GT into the Share Capital of Aliança, by subscription of 98,029 (ninety eight thousand twenty nine) nominal common shares without par value;

g)	Cemig GT then held 45% in the voting and total share capital of Aliança, while Vale held 55%;

h)	the Final Agreement states that the total incorporation of Cemig Capim Branco Energia S.A. (Capim Branco) by Cemig GT is a prior condition for the closing of the association transaction, since the direct and indirect equity interest held by Cemig in the Capim Branco Consortium is one of the assets to be subscribed by Cemig GT into Aliança;

i)	by the Closing Date, Capim Branco will be totally absorbed by Cemig GT, which absorption will result in the transfer to Cemig GT of the direct and indirect equity interests held, on today’s date, by Capim Branco, equivalent to 26.4752% of the Amador Aguiar I and II Hydroelectric Projects (previously the Capim Branco I and II Hydroelectric Projects), since (a) Capim Branco holds 21.05% of the Amador Aguiar I and II projects, and (b) Capim Branco holds 30.3030% of the share capital of Epícares which, in turn, holds 17.8947% of the Amador Aguiar I and II hydroelectric plants;

j)	the National Electricity Agency (Aneel) has approved the transfer to Aliança of the interests held by Capim Branco, by Vale and by Epícares in the shared concession of the Amador Aguiar I and Amador Aguiar II hydroelectric projects (the Capim Branco Consortium), through Aneel Authorizing Resolution 4954/2014 of November 25, 2014, published in the federal Official Gazette of December 5, 2014;

k)	Cemig GT and Capim Branco will sign the Protocol of Absorption and Justification, in the form specified by Law 6404/1976, specifying the terms and conditions that will govern the incorporation of Capim Branco by Cemig GT;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

l)	by the absorption, Capim Branco will be absorbed by Cemig GT and Cemig GT will succeed it in all its rights and obligations;

m)	on December 11, 2014 the Board of Directors of the Company decided to submit to an Extraordinary General Meeting of Stockholders a proposal as follows:

a)	authorization to enter into the Protocol of Absorption and Justification, with Cemig Capim Branco Energia S.A. (‘Capim Branco’), which will specify the terms and conditions that will govern the absorption of Capim Branco by this Company;

b)	ratification of the appointment of 3 (three) technical experts, namely Mr. Flávio de Almeida Araújo, CRC/MG 86.861; Mr. Leonardo Felipe Mesquita, CRC/MG 85.260; and Mr. Leonardo George de Magalhães CRC/MG 53.140, to value the Stockholders’ equity of Capim Branco, in accordance with and for the purposes of Article 8 of Law 6404.1976;

c)	approval of the Opinion valuing the Stockholders’ equity of Capim Branco, at book value, prepared in accordance with item ‘b’ above;

d)	authorization, verification and approval of an increase in the share capital of Cemig GT

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	an amount equivalent to the present share capital plus the amount to be stated by the Valuation Opinion valuing the Stockholders’ equity of Capim Branco;

n)	an Extraordinary General Meeting of Stockholders was called to be held on December 29, 2014, to decide on the matters submitted by the Board of Directors, as described in sub clause ‘m’ above;

o)	on December 29, 2014 consent had not been obtained from the Brazilian Development Bank (BNDES) for participation of Cemig GT in the share capital of Aliança Norte Energia Participações S.A., and this consent was one of the conditions precedent for the Acquisition;

p)	conclusion of the acquisition is a condition precedent for conclusion of the Association;

q)	the absorption of Capim Branco by Cemig GT on December 29, 2014, without the immediate subscription of those assets into Aliança, would necessarily require assignment of the current contracts in effect in Capim Branco to Cemig GT, in compliance with the consent of the National Electricity Agency (Aneel) which deals with the direct transfer of the contracts of Capim Branco to Aliança;

r)	in the Extraordinary General Meeting of Stockholders held on December 29, 2014, the stockholders decided to withdraw the matter from the agenda of the meeting, for a later convocation of the stockholders, with an updated Valuation Opinion;

s)	Cemig GT and Vale wish to waive the condition precedent referring to the Acquisition for conclusion of the Association;

t)	the Valuation Opinion valuing the Stockholders’ equity of Capim Branco, on base-date January 31, 2015, indicates that, at the book value found in accordance with sub-clause (b) of item (m) above, the increase in the share capital of Cemig GT would be:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

with	consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to the following:

“Article 5	The Company’s registered capital is R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

u)	for the absorption of Capim Branco by Cemig GT, it was necessary that Cemig, Cemig GT and Capim Branco should hold new Extraordinary General Meetings of Stockholders;

v)	it is the function of the Board of Directors to submit the proposal to General Meetings of Stockholders to be considered by the stockholders;

w)	the matter has been examined by the Legal Department;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– now proposes to you as follows:

1)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, to value, in the terms of and for the purposes of Article 8 of Law 6404/1976, the Stockholders’ equity of Cemig Capim Branco Energia S.A. – Capim Branco.

2)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, with base date January 31, 2015, as per the previous item.

3)	Authorization for Capim Branco to be absorbed by Cemig Geração e Transmissão S.A. – Cemig GT, and then, consequently, to be dissolved.

4)	Orientation of vote by the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT in favor of:

a)	Authorization to sign the Protocol of Absorption and Justification, between Cemig GT and Capim Branco, to specify the terms and conditions to govern the absorption of Capim Branco by Cemig GT.

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for valuation, in the terms of and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Opinion of Valuation of the Stockholders’ equity of Capim Branco, at book value, for base date January 31, 2015, as referred to in the previous item.

d)	authorization, verification and approval of an increase in the share capital of Cemig GT:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

and consequent	alteration of the head paragraph of Article 5 of the by-laws of Cemig GT,

–	to the following:

“Article 5	The Company’s registered capital is R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently, as a consequence, dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

As can be seen, the objective of this proposal is to meet the legitimate interests of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholder.

Belo Horizonte, February 11, 2015
José Afonso Bicalho Beltrão da Silva	Eduardo Borges de Andrade
Mauro Borges Lemos	Otávio Marques de Azevedo
Allan Kardec de Melo Ferreira	Paulo Roberto Reckziegel Guedes
Arcângelo Eustáquio Torres Queiroz	Saulo Alves Pereira Junior
Helvécio Miranda Magalhães Junior	José Pais Rangel
Marco Antônio de Rezende Teixeira	Carlos Fernando da Silveira Vianna
Marco Antônio Soares da Cunha Castello Branco	Newton Brandão Ferraz Ramos
Guy Maria Villela Paschoal “

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on February 27, 2015, which is for the following:

1	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

2	Approval of the Valuation Opinion that provides the valuation of the Stockholders’ equity of Capim Branco, at book value, on base-date January 31, 2015, as referred to in the previous item.

3	Authorization for absorption of Capim Branco by Cemig Geração e Transmissão S.A. (‘Cemig GT’), and subsequent dissolution of Capim Branco;

4	Orientation of vote of the representative(s) of the Company in the Extraordinary General Meeting of Cemig GT in favor of:

a)	authorization of signature, by Cemig GT and Capim Branco, of the Protocol of Absorption and Justification, so as to specify the terms and conditions that will govern the absorption of Capim Branco by Cemig GT;

b)	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Leonardo Felipe Mesquita, CRC/MG 85.260, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for evaluation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of Capim Branco.

c)	Approval of the Valuation Opinion that provides the valuation of the Stockholders’ equity of Capim Branco, at book value, on base date January 31, 2015, as referred to in the previous item.

d)	authorization, verification and approval of an increase in the share capital of Cemig GT:

from	R$ 1,700,000,000.00 (one billion seven hundred million Reais),

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

to	R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos),

without	issuance of new shares,

represented	by 2,896,785,358 (two billion eight hundred ninety six million seven hundred eighty five thousand three hundred fifty eight) nominal common shares without par value,

and	consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT, to the following:

“Article 5	The Company’s registered capital is R$ 1,837,710,409.94 (one billion eight hundred thirty seven million seven hundred ten thousand four hundred nine Reais and ninety four centavos), represented by 2,896,785,358 (two billion, eight hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”;

e)	Authorization for Capim Branco to be absorbed by Cemig GT, and subsequently dissolved.

f)	Authorization for Cemig GT to become successor of Capim Branco in all its rights and obligations, for all and any purposes of law or otherwise.

g)	Authorization for the transfer to Cemig GT, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of Capim Branco.

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, February 11, 2015. – Signed:
Aristóteles Luiz Menezes Vasconcellos Drummond	Bruno Gonçalves Siqueira
Lauro Sander	Aliomar Silva Lima
Ari Barcelos da Silva	Salvador José Cardoso de Siqueira”

The Chair then made the said Opinion on Valuation of the Stockholders’ Equity of Capim Branco Energia S.A. available to the meeting, and stated that the original would be attached to these Minutes as an integral part thereof. This proposal was put to debate, and subsequently to a vote, and was approved unanimously.

The Chair pointed out that in the minutes of the Extraordinary General Meeting of Stockholders held on January 22, 2015 the name of the Board Member Helvécio Miranda Magalhães Junior had been spelt incorrectly, but however his description in that document was complete and correct.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the meeting suspended for the time necessary for production of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MARKET ANNOUNCEMENT DATED FEBRUARY 27, 2015: EXTRAORDINARY TARIFF ADJUSTMENT

FOR CEMIG D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Extraordinary Tariff Adjustment for Cemig D

Cemig (Companhia Energética de Minas Gerais S.A.) and Cemig D (Cemig Distribuição S.A) hereby inform the public, the Brazilian Securities Commission (CVM), and the São Paulo Stock Exchange (BM&FBovespa S.A.) (in compliance with CVM Instruction 358/2002, as amended) as follows:

On today’s date an Extraordinary Meeting of the Council of Aneel, the Brazilian electricity regulator, announced new rates to be charged by Cemig D as from March 2, 2015 arising from the Extraordinary Tariff Adjustment.

The adjustment is to cover costs relating to:

•	Increase in the quota charge from the CDE (Energy Development Account).
•	Increased cost of purchase of power due to adjustment of the price charged by Itaipu.
•	The result of the 14th Existing Source Supply Contracts Auction, and the 18th Adjustment Auction.
•	Cost arising from involuntary exposure to the Spot Market.

This table gives the effect on rates charged to clients of Cemig D, by voltage level:

SUBGROUP	EFFECT	SUBGROUP	EFFECT
A2	108.61%	B1 Residential	21.43%
A3	35.26%	B2	21.39%
A3a	32.58%	B3	21.39%
A4	32.59%	B4	21.39%
AS	24.54%
A (industrial)	48.83%	B (low voltage)	21.41%
A + B		28.76%

The Rate Bands were defined as follows:

Yellow Band : R$ 2.50 per 100 kWh consumed;

Red Band : R$ 5.50 per 100 kWh consumed.

These amounts will cover the following expenses of the distributor:

•	Variation of costs due to thermoelectric generation and exposure to the spot market.
•	Variation of the cost of the variable portion of CCEAR availability contracts.
•	ESS (System Service Charge) of plants dispatched on cost-merit basis with variable unit cost above the Spot Price limit.
•	ESS Charge generated on power security basis.
•	Involuntary exposure.
•	Hydrological risk of MRE quota contracts.
•	Hydrological risk of Itaipu.
•	Excess amounts arising in the Reserve Energy Account (Coner).

Belo Horizonte, February 27, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MARKET ANNOUNCEMENT DATED FEBRUARY 27, 2015: ABSORPTION OF CAPIM BRANCO BY CEMIG GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Absorption of Capim Branco by Cemig GT

Cemig (Companhia Energética de Minas Gerais S.A.) and Cemig GT (Cemig Geração e Transmissão S.A) inform the public, the Brazilian Securities Commission (CVM), and the São Paulo Stock Exchange (BM&FBovespa S.A.) (in compliance with CVM Instruction 358/2002, as amended) as follows:

An Extraordinary General Meeting of Stockholders of Cemig held today decided to authorize absorption by Cemig GT of Cemig Capim Branco Energia S.A., and subsequent dissolution of the latter company.

This absorption is a condition precedent for the Association of Cemig GT and Vale S.A. (‘Vale’) to establish Aliança Geração de Energia S.A. (“Aliança”), to comprise the interests held by Vale S.A. and Cemig GT in the following power generation assets:

Porto Estrela,	Igarapava,	Funil,
Capim Branco I, Capim Branco II,	Aimorés and	Candonga.

Belo Horizonte, February 27, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MARKET ANNOUNCEMENT DATED FEBRUARY 27, 2015: VALE AND CEMIG GT FORM THE GENERATION COMPANY ALIANÇA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Vale and Cemig GT form the generation company ALIANÇA

Complementing the Material Announcement published on December 19, 2013,

Cemig (Companhia Energética de Minas Gerais S.A.) and

Cemig GT (Cemig Geração e Transmissão S.A)

hereby inform the public, the Brazilian Securities Commission (CVM), and the São Paulo Stock Exchange

(BM&FBovespa S.A.) (complying with CVM Instruction 358/2002, as amended) as follows:

Vale S.A. (‘Vale’) and Cemig GT have today completed the transaction creating their association (‘the Association’) in the company

Aliança Geração de Energia S.A. (‘Aliança’).

The two companies subscribed shares in Aliança by transfer to it of the equity interests they held in the following electricity generation assets:

Porto Estrela,	Igarapava,	Funil,
Capim Branco I, Capim Branco II,	Aimorés and	Candonga.

Aliança has 1,158 MW of installed hydroelectric generation capacity in operation (with assured offtake level 652 MW), as well as other generation projects. It is valued at R$ 4.5 billion.

•	Vale owns 55% of the equity, and Cemig GT 45%.

For Cemig GT, the Association increases its potential to generate new business and maximize results, due to the combination of the two companies’ experiences in operational, financial and project management.

Cemig GT also informs the public that the Association is subject to a further requirement:

•	Conclusion, by June 19, 2015, of acquisition of the 49% interest held by Vale in Aliança Norte Energia Participações S.A., which owns 9% of Norte Energia S.A. (‘the Aliança Norte Acquisition’), referred to in the Material Announcement of December 19, 2013.

If that transaction is not concluded by June 19, Vale will have the exclusive right, at its option, to dissolve the Association, within 60 (sixty) calendar days from June 19, 2015.

Cemig GT will make its best endeavors to comply with the conditions for conclusion of the transaction within the agreed period.

Belo Horizonte, February 27, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF MINUTES OF THE 627TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 4, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

627TH MEETING

Date, time and place:	March 4, 2015 at 8.30 a.m. at the company’s head office.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

A)	Provision of a surety guarantee, stated by printing on the physical Notes, for:

the Eighth Issue of Commercial Promissory Notes by Cemig D, a corporation registered with the CVM (the Brazilian Securities Commission), with head office at Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 17th floor, A1 Wing, Santo Agostinho, CEP 30190-131, registered in the CNPJ/MF under Nº 06.981.180/0001-16 (‘the Issue’, ‘the Notes’ and ‘the Issuer’, respectively), in accordance with CVM Instruction 476/2009, as amended (‘Instruction 476’), CVM Instruction 134/1990, as amended (‘Instruction 134’), and other applicable regulations, having as its target public exclusively qualified investors, as defined by Article 109 of CVM Instruction 409/2004), as amended, combined with CVM Instruction 476 (Qualified Investors),

– the issue to have the following characteristics:

Issuer:	Cemig Distribuição S.A.
Lead manager:	BB Banco de Investimento S.A.
Managers:	Banco Bradesco BBI S.A. (Bradesco BBI), Itaú Unibanco S.A. (Itaú), Caixa Econômica Federal (Caixa), and HSBC Corretora de Títulos e Valores Mobiliários S.A. (HSBC), jointly with the Lead Manager.
Surety guarantee:	The Notes and all obligations arising under them will have the surety guarantee of Cemig, a corporation registered with the CVM, with head office in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, CEP 30190-131, registered in the CNPJ under Nº 17.155.730/0001-64 (‘the Guarantor’), to be printed on the physical Notes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Use of proceeds:	Payment of debt, and purchase of electricity.
Volume of the Issue:	Up to one billion seven hundred million Reais.
Number of series:	The issue will have one single series.
Nominal unit value:	Five million Reais, on the Issue Date.
Quantity:	Up to three hundred and forty.
Placement procedure and regime:	The distribution shall be public, with restricted placement efforts, under the regime of firm guarantee of subscription, in the amount of up to one billion seven hundred million Reais, to be exercised only in the event of the demand for and actual financial subscription of the Notes by Qualified Investors being lower than the quantity of Notes actually offered, by the Exercise Date of the firm guarantee. The commitment of firm guarantee shall obey the terms and conditions to be defined in the document Contract for Structuring, Management and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Eighth Issue by Cemig Distribuição S.A.
Form:	The Notes will be issued in physical form and be held on deposit at the custodian bank, a financial institution qualified to provide services of custody of the Notes, and will be transferable by signed endorsement simply transferring ownership. For all purposes of law, ownership of the Notes will be proven by possession of the physical Note, and additionally, for those Notes held in custody by electronic means at Cetip S.A.–Mercados Organizados (‘Cetip’), ownership will be proven by the statement of account issued by Cetip in the name of the holder.
Issue Date:	Date of the actual subscription, and payment of subscription, of the Notes, as specified on the physical Notes.
Form of subscription, Subscription price:	Each Note shall be paid at sight in Brazilian currency, at the Nominal Unit Value, on the date of its effective subscription, as per procedures of Cetip.
Registry for distribution:	The Notes will be registered for distribution in the primary market exclusively through the Asset Distribution Module (Módulo de Distribuição de Ativos, or MDA), managed and operated by Cetip, with financial settlement of the distribution through Cetip. Together with settlement, the Notes shall be deposited, in the name of the holder, in the Electronic Custody System of Cetip.
Maturity period:	Up to three hundred and sixty calendar days from the Issue Date.
Remuneration:	The nominal unit value of the Notes will not undergo monetary updating. The Notes will pay remuneratory interest equal to a maximum of 111.70% of the daily average of the ‘over extra-grupo’ Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred and fifty-two business days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br). The Remuneration will be calculated on an exponential and cumulative basis, pro rata temporis, by business days elapsed, on the Nominal Unit Value of each Promissory Note, from the Issue Date up to the Remuneration Payment Date, according to the criteria set out in the Cetip Manual of Formulas for Notes and Bonds (‘Cetip21’) – which is available for consultation as stated above. These criteria will be printed on the physical Notes.
Bookbuilding:	A bookbuilding procedure – collection of investment intentions – may be adopted, organized by the Lead Managers, reservations not being accepted, and without any minimum or maximum lots, for decision, with the Issuer, subject to the provisions of Article 3º of CVM Instruction 476, on the following:
a) the number of Notes to be issued; and/or
b) the Remuneration of the Notes, subject to the Ceiling Rate.
Payment of the Remuneration:	In a single payment, on the Maturity Date, or on any Date of Early Settlement of the Notes by reason of Optional Early Redemption, or of Early Maturity of the Notes due to occurrence of one of the Default Events specified on the physical Notes.
Amortization of the nominal unit value:	In a single payment, on the maturity date, or on the date of Early Settlement of the Notes by reason of Optional Early Redemption, or of Early Maturity, of the Notes due to occurrence of one of the Default Events specified on the physical Notes;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Registry for trading:	The Notes will be registered for trading in the secondary market, through Cetip21–Securities (Cetip21 – Títulos e Valores Mobiliários), managed and operated by Cetip, with financial settlement of trades and electronic custody of the Notes carried out in Cetip. The Notes may be traded only in regulated securities markets, and only after 90 days from the date of each subscription or acquisition by Qualified Investors, and only between Qualified Investors, in accordance with Articles 13 and 15 of CVM Instruction 476, and subject to compliance by the Issuer with the obligations stated in Article 17 of that Instruction.
Renegotiation:	None.
Optional early redemption:	The Issuer may, in the terms of Paragraphs 2, 3 and 4 of Article 7 of CVM Instruction 134, make early redemption of the Notes in whole or in part, at its exclusive option, at any time after thirty calendar days from the Issue Date, upon payment of the Nominal Unit Value plus the Remuneration, calculated pro rata temporis from the Issue Date up to the date of actual redemption, in accordance with the applicable legislation, provided that it gives Cetip, the Agent for the Notes, and the holders of the Notes advance notice of five business days, by correspondence addressed to all the holders of the Notes, with a copy to the agent of the Notes, or publication of a communication addressed to the holders of the notes to be widely divulged as specified on the physical notes, without payment of any premium to the holders of the Notes. In the event of partial Optional Early Redemption, the criterion of selection by lottery shall be adopted, to be coordinated by the Agent for the Notes, and all the stages of this process, such as entry, qualification, counting and validation of the quantities of Notes to be redeemed, shall be effected outside the ambit of Cetip. Irrevocable advance consent, by subscribers in the primary market and by persons acquiring the Notes in the Secondary Market, to Optional early Redemption, shall be expressly stated on the physical Notes.
Place of payment:	For Notes held in electronic custody at Cetip: in accordance with the procedures of Cetip. For holders of the Notes that are not linked to that system: at the Issuer’s head office, or in accordance with the procedures of the Mandated Bank, as applicable.
Early maturity:	The holders of the Notes may declare all the obligations arising from the Notes which they hold to be automatically due and payable, and demand immediate payment by the Issuer and/or by the Guarantor of the Nominal Unit Value of the Notes, augmented by the Remuneration and financial charges, both calculated pro rata temporis, from the Issue Date up to the date of actual payment, plus the other costs or charges stated on the physical Notes, in any of the following events (‘Default Events’):
a) 1) liquidation, dissolution or declaration of bankruptcy of the Issuer and/or of the Guarantor;
2) application for bankruptcy by the Issuer and/or the Guarantor;
3) application by a third party for bankruptcy of the Issuer and/or the Guarantor, not duly cured by deposit in court nor contested within the legal period;
4) proposal to any creditor or class of creditors, by the Issuer and/or the Guarantor, of a plan of out-of-court reorganization, whether or not court ratification of such plan is sought or obtained;
5) application to the Court by the Issuer and/or the Guarantor for judicial recovery, whether or not granted by the competent judge;
b) non-compliance by the Issuer and/or the Guarantor, within the specified period, with any pecuniary obligation arising from the Notes;

c) non-compliance by the Issuer and/or the Guarantor, as the case may be, of any non-pecuniary obligation specified on the physical notes, not cured within thirty calendar days from the date on which a written notice from the Agent of the Notes to this effect is received;

d) legitimate protest proceedings on securities against the Issuer and/or the Guarantor, the value of which individually or in aggregate is more than one hundred million Reais or its equivalent in other currencies, unless the protest proceedings were lodged in error or due to bad faith of third parties, provided this is validly proven to the Agent for the Notes by the Issuer and/or by the Guarantor, as applicable, or unless suspended or cancelled or if guarantees are given in court, in any event within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

e) early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay, whether arising from contract or otherwise, any individual or aggregate amount greater than one hundred million Reais or its equivalent in other currencies;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f) change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Notes representing at least 75% of the Notes in Circulation;

g) merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization (including absorption and/or absorption of shares) of the Issuer and/or of the Guarantor, unless it is by order of a Court or by Regulatory decision, or, further, unless it does not result in a change of the rating of the Issuer and/or the Guarantor in effect on the Issue Date;

h) privatization of the Issuer and/or the Guarantor;

i) any termination, for any reason, of any of the concession contracts held by the Issuer and/or by the Guarantor that represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity;

j) if the Issuer and/or the Guarantor, as the case may be, omits to pay any debt or any other obligation owed by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is party as lender or borrower, involving individually or jointly an amount of one hundred million Reais or more or its equivalent in other currencies, on the due date, without taking the legal or court measures required for non-payment;

k) assignment, promise of assignment or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations specified in the physical Notes, without prior written consent of holders of Notes representing at least 75% of the Notes in Circulation;

l) if the Issuer does not use the net proceeds of the Issue strictly in accordance with the terms specified on the physical Notes;
m) invalidity, nullity or non-enforceability of the Notes or of their guarantee;

n) challenge of the Promissory Notes in the courts by any third party, in relation to which the Issuer and/or the Guarantor has not taken the necessary measures to contest the effects of such challenge within up to thirty calendar days from the date on which the Issuer and/or the Guarantor becomes aware of such challenge being presented to a court;

o) in the event that any statement made by the Issuer and/or by the Guarantor in any of the documents of the Issue is false, misleading, incorrect, incomplete or insufficient;

p) non-compliance with any court judgment against the Issuer against which there is no further appeal, the individual or aggregate amount of which is one hundred million Reais or more or its equivalent in other currencies; or

q) transformation of the Issuer into another type of company, as specified in Articles 220 to 222 of the Corporate Law.
For the purposes of sub-item (h) above, privatization is defined as an event in which:

a) the Guarantor, the present direct controlling stockholder of the Issuer, ceases to hold directly or indirectly the equivalent of, at least, 50% plus one share of the total voting stock of the Issuer; and/or

b) the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% plus one share of the total voting stock of the Guarantor.

Any of the events indicated in sub-items a, b, e, f, i, k and m above shall result in immediate Early Maturity of the Notes independently of any advice or notification, through the courts or otherwise, or any consultation of the holders of the Notes.
In any other Default Event, a general meeting of Note Holders shall be held within forty-eight hours from the date on which the Agent for the Notes or any of the holders of the Notes becomes aware of the event, to decide on non-declaration of Early Maturity of the Notes, which shall be decided by holders of Notes representing at least two thirds of the Notes of the Issue in circulation.
Arrears charges:	In the event of non-punctuality in the payment of any amount payable to the holders of the Notes, the debits in arrears shall be subject to: arrears interest of 1% per month; and an agreed, compensatory late fee of 2%, both being calculated on the amount due and unpaid, from the date of default until the date of actual payment, independently of advice, notification or interpolation through the courts or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Extension of periods:	If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Company, the date of payment of any obligation specified in the Notes shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.

As joint debtor and principal payer of all obligations arising under this Issue, up to its final settlement, Cemig undertakes to pay the obligations assumed by the Issuer under this eighth issue of commercial promissory notes. The Surety is given by Cemig irrevocably, and will remain in effect until the full payment by the Issuer of all of its obligations stated on the printed Notes.

B)	After conclusion of the due administrative processes for exemption from tender, signature of the legal instruments necessary for making the above mentioned surety guarantee effective in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Issuer is not complied with, including:

– the Contract for Structuring, Management and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Eighth Issue by Cemig Distribuição S.A.;

– Printed Promissory Notes; and

– other documents duly examined by the legal department which do not cause further cost for the transaction.

C)	All other acts that are necessary for putting the above decisions into effect.

VI	Comments: The Chair spoke on a subject of interest to the Company.

Participants:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

Guy Maria Villela Paschoal,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes,

José Pais Rangel,

Newton Brandão Ferraz Ramos,

Ricardo Wagner Righi de Toledo,

Ana Sílvia Corso Matte,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

Luiz Guilherme Piva,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF PRINCIPAL DECISIONS OF THE 628TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 11, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 11, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 628th meeting, held on March 11, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1	Ratification of appointment of managers for Light S.A., Light Energia S.A. and Light SESA.

2	Transfer to Cemig D of up to R$ 100 million as Advance against Future Capital Increase (AFAC).

3	Orientation of vote in the Extraordinary General Meeting of Stockholders of Cemig D that decides on a capital increase in Cemig D, and consequent alteration to the by-laws of Cemig D.

4	Convocation of an Extraordinary General Meeting of Stockholders to be held jointly with the Ordinary Annual General Meeting of 2015, for orientation of vote in the Extraordinary General Meeting of Stockholders of Cemig D that deals with the capital increase in Cemig D and consequent change to its by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MARKET ANNOUNCEMENT DATED MARCH 11, 2015: CAPITAL INCREASE IN WHOLLY-OWNED SUBSIDIARY CEMIG D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Capital increase in wholly-owned subsidiary Cemig D

In accordance with CVM Instruction 358/2002 as amended, Cemig (Companhia Energética de Minas Gerais) and Cemig D (Cemig Distribuição S.A.) hereby inform the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

Today, March 11, 2015, the Board of Directors of Cemig authorized

(1)	transfer by Cemig to Cemig D of up to R$ 100,000,000.00 (one hundred million Reais) as an advance against future capital increase (AFAC); and

(2)	submission of a proposal to the Extraordinary General Meeting of Stockholders for orientation of vote by the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig D in favor of approval of increase in the share capital of Cemig D, with alteration of the by-laws of Cemig D to reflect this capital increase.

The proposal is for increase in the share capital of Cemig D

from	R$ 2,261,997,787.64 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven Reais and sixty four centavos)

to	R$ 2,361,997,787.64 (two billion three hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven Reais and sixty four centavos)

through  issue  of         97,115,665 (ninety seven million one hundred fifteen thousand six hundred sixty five)

new nominal common shares without par value,

for issue price of         R$ 1.0297

to be subscribed by Cemig through an Advance against Future Capital Increase.

The issue price was set to be equal to the Stockholders’ equity per share of Cemig D (Article 170, §1, II of Law 6404/1976, as amended). Under the proposal, the number of shares of Cemig D increases:

from	2,261,997,787 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven)

to	2,359,113,452 (two billion three hundred fifty nine million one hundred thirteen thousand four hundred fifty two)

nominal common shares without par value.

Belo Horizonte, March 11, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. SUMMARY OF PRINCIPAL DECISIONS OF THE 629TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 23, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 23, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 629th meeting, held on March 23, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Amendments to contracts related to financing of the Santo Antônio Hydroelectric Plant.

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10. SUMMARY OF PRINCIPAL DECISIONS OF THE 630TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 25, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 25, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 630th meeting, held on March 25, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Grant of a guarantee for issuance of Promissory Notes by Guanhães Energia S.A.

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11. 2014 EARNINGS RELEASE

PUBLICATION OF 2014 RESULTS

CEMIG REPORTS NET PROFIT OF

R$ 3.137 BILLION IN 2014

Highlights

•	Cash flow, measured by Ebitda: R$ 6.4 billion in 2014 (IFRS)

•	2014 Net revenue: R$ 19.5 billion – up 33.58% from 2013

•	Transmission Indemnity Revenue in Cemig GT: R$ 357 million

•	Gain on accounting change with consolidation of Gasmig: R$ 281 million

•	Revenue with the sales on CCEE in 2014: R$ 2.3 billion

Indicators (GWh)	2014	2013	Change %
Electricity sold, (excluding CCEE)	63,470	61,521	3.17
Indicators (’000)	Indicators (’000)	Indicators (’000)	Indicators (’000)
Sales on CCEE	2,348,483	1,193,262	96.81
Gross revenue	25,165,258	19,389,625	29.79
Net revenue	19,539,578	14,627,280	33.58
Ebitda (IFRS)	6,381,052	5,186,139	23.04
Ebitda (IFRS + Proportional consolidation)	7,334,252	5,982,627	22.59
Net profit	3,136,903	3,103,855	1.06
Net profit adjusted for non-recurring items*	3,125,205	2,863,985	9.12

*	For the adjustment for non-recurring items, see Page 45.

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Conference call

Publication of 2014 results

Video webcast and conference call

March 27, 2015 (Friday), at 2 PM – Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 or + 55 (11) 2188-0188

Password: CEMIG

Playback – Conference call Telefone: (11) 2188-0400 Password: (Available from March 30 to April 13)	Playback – Video Webcast Website: http://ri.cemig.com.br Click on the banner and download. Available for 90 days

Cemig Investor Relations

http://ri.cemig.com.br/ri@cemig.com.br

Tel – (31) 3506-5024

Fax – (31) 3506-5025

Cemig’s Executive Investor Relations Team

•	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

•	General Manager, Investor Relations

Antonio Carlos Vélez Braga

•	Manager, Investor Market

Robson Laranjo

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Contents

CONFERENCE CALL	36
CEMIG INVESTOR RELATIONS	36
CEMIG’S EXECUTIVE INVESTOR RELATIONS TEAM	36
FROM THE CEO AND CFO	39
THE ECONOMIC CONTEXT	40
CEMIG’S EQUITY SECURITIES – PERFORMANCE	42
MARKET PRICES OF CEMIG AND AFFILIATES – VS. INDICES	43
CEMIG’S LONG-TERM RATINGS	43
ADOPTION OF IFRS	44
SOURCES AND USES OF ELECTRICITY IN 2014 – CEMIG CONSOLIDATED	50
THE ELECTRICITY MARKET OF CEMIG D	51
THE ELECTRICITY MARKET OF CEMIG GT	51
PHYSICAL TOTALS OF TRANSPORT AND DISTRIBUTION – MWH	52
ELECTRICITY LOSSES	52
QUALITY INDICATORS – SAIDI AND SAIFI	53
CONSOLIDATED OPERATIONAL REVENUE	54
TAXES AND CHARGES APPLIED TO REVENUE	57
OPERATIONAL COSTS AND EXPENSES	58
FINANCIAL REVENUE (EXPENSES)	61
INCOME TAX AND SOCIAL CONTRIBUTION TAX	61
REGULATORY ASSETS AND LIABILITIES	62
EBITDA	63
DEBT	64
DIVIDENDS	65
PROPOSAL FOR ALLOCATION OF NET INCOME	67
THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS	67
FINANCIAL STATEMENTS SEPARATED BY COMPANY	71
INFORMATION BY OPERATIONAL SEGMENT	72
PERMITTED ANNUAL REVENUE (RAP)	74
GENERATING PLANTS	75
APPENDICES	76

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(Disclaimer)

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

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From the CEO and CFO

Our CEO, Mr. Mauro Borges Lemos, comments:

“This year of 2014 was a very significant one in Cemig’s recent history, due to the severe challenges imposed by the hydrological situation, which has become increasingly adverse in recent years. We continue to focus on our objective of growing in a solid and sustainable manner, as expressed in our mission statement – “to operate in the energy sector with profitability, quality and social responsibility” – and of consolidating Cemig’s market leadership position in the Brazilian electricity sector. Our management model has shown itself to be efficient. Among the factors that allow us to reach this conclusion is the fact that our strategic partners have opted to remain present with us, in the controlling stockholding block of Taesa. We cannot omit to mention the great skills of our technical and management teams, who have brilliantly conducted the process of capture of synergy between the companies of the group – making a vital contribution to maximization of our results”.

Our Chief Finance and Investor Relations Officer, Mr. Fabiano Maia, comments as follows:

“Although 2014 has been a challenging year, Cemig has succeeded in generating robust cash flow, assured by our diversified portfolio of businesses, and our high levels of operational efficiency. Ebitda, which measures operational cash flow, was R$ 6.3 billion in the year, or 20.29% more than in 2013. Our solid balance sheet has the capacity to guarantee continuity of our projects in executing the Company’s Long-term Strategic Plan, in the new context for both the economy and Brazilian electricity. The good performance of our shares has given our stockholders a return, in the year, that is much greater than both the Bovespa index and the Brazilian electricity sector index.”

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The economic context

Key recent features of the international economy have been: consolidation of the United States’ recovery; weakness of growth in Europe; more signs of slowing growth in China; and recession in Japan.

Due to the strengthening of the US economy and the fall in its unemployment to a six-year low, in December, the Fed withdrew its promise to keep interest rates exceptionally low with its quantitative easing program, and in place of this, said that it would be ‘patient’ when considering the appropriate time to make its first increase in basic interest rates since 2006.

In 2014 the dollar rose against other currencies. A stronger dollar has three important consequences for the US economy, the markets and policymakers. First, it represses inflation just when the Fed is trying to bring it closer to its target of 2% per year; second, it harms exports and, subsequently, growth; and finally, it makes American assets more attractive to investors, which can heat up markets and hinder regulators’ efforts to prevent formation of asset bubbles.

In Europe and Japan, Central Banks may see their objectives of increasing economic growth hindered by a tendency to deflation.

As part of efforts to prevent the Eurozone entering a deflationary spiral, at the end of 2014 there was speculation that the European Central Bank might start a massive program of purchase of securities by the government at the beginning of 2015. The objective would be to put an end to deflation and heat the economy, fostering resumed growth.

The Chinese economy – seen as an engine of global growth – suffered from cooling of its real estate sector, weakening of domestic demand and a decline in industrial production due to lower exports. In 2014 Chinese GDP grew 7.4% – the lowest figure since 1990. In this situation the Chinese Central Bank, in efforts to stimulate growth, carried out programs to inject liquidity into the economy by cutting interest rates. In Japan, there were two quarters of contraction, inaugurating another recession.

2014 will likely be confirmed as the fourth consecutive year in which Brazilian GDP grew by less than the Latin American average: its growth in 2014 was only 0.2%. It was only by a small margin that Brazilian inflation, at 6.41% in 2014, did not exceed the upper limit of the government’s inflation target band. The financial market currently expects the Brazilian economy to shrink by 0.5% in 2015 – which would be its greatest contraction since 1992 – with the highest inflation in 11 years: 7.33%.

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Brazil’s nominal deficit more than doubled from 2013 to 2014 – from 3.25% to 6.7% of GDP. The nominal result is the difference between total revenues and total expenses of the public sector, including payment of interest.

Brazil posted a trade deficit of US$ 3.93 billion in 2014, the highest since 1998. Terms of trade with all the main trading partners weakened, with the notable exception of the US. The government attributed the 2014 balance of payments deficit to three factors: the fall in commodity prices (due to lower growth in China in the year), especially in iron ore; the adverse international situation in general, especially with the effect of the recession in Argentina (reducing Brazilian exports); and a continuing high deficit in international transactions in oil and oil products.

Against the Real, the US dollar appreciated 12.78% in the year. This is the result of factors of the current context, such as: increased uncertainty associated with the elections; the additional fall in the price of commodities; the global appreciation of the dollar; and the increase in aversion to emerging markets risk. The forecasts of an even stronger dollar in 2015 reflect the market’s uncertainty on when the Fed will end its expansionist monetary policy. Expectation of an increase in US interest rates causes outflow of investors’ capital from Brazil and other countries, further boosting the dollar against other currencies.

2014 was also a critical year for the Brazilian electricity sector: 10 years after the adoption of the current model for the sector, it underwent a crisis of multiple dimension. At the end of the year reservoir levels were at extreme lows, below those that led to rationing in 2001, and prices in the spot market were close to their ceiling.

Electricity consumption in the Brazilian national grid in 2014 was up 2.2% from 2013 – the smallest annual increase since the negative growth of 1.1% in 2009 – when the country was suffering the effects of the international financial crisis. The main reason for this weakness was Brazilian industry being weaker than had been forecast by the industrial sector itself – its electricity consumption was down 3.6% from 2013.

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For Brazilian electricity, the stress on the sector produced dramatic economic effect. Continuous operation of the country’s thermoelectric plants, with high operational costs – something that had been planned to happen only for short periods – added to the high prices of electricity in the spot market, and destroyed the usual structure of the sector’s financial flows. The revenue of the agents in the sector was unable to accompany the explosion of costs. The deficit in remuneration, at a conservative valuation, is already some R$ 60 billion. The cash shortfall in the distributors has a guarantee of being made good from consumer rate increases, and is being facilitated by interim loans from the CCEE, but the deficit in the generators is not just a passing phenomenon, and at present there is no guaranteed mechanism for replenishing it.

The government is looking at the possibility of charging for renewals of the distribution concessions that begin to expire in June of this year. And the Mining and Energy Minister has decided definitely to impose new quality targets on electricity companies, and to demand a five-year investment plan from them. The aim is to mobilize the sector to increase the efficiency of distribution lines, especially at low voltage. These new targets would be monitored annually, and the companies would be subject to penalties which could even include loss of the concession.

Source:	www.valor.com.br; www.infoetro.wordpress.com; www.bcb.gov.br

Cemig’s equity securities – performance

Item	Ticker	Currency		Close of 2013	Close of 2014	Change in the period %
Cemig PN	CMIG4	R$		11.33	13.14	15.98
Cemig ON	CMIG3	R$		11.50	13.80	20.00
ADR PN	CIG	U$		4.84	4.90	1.24
ADR ON	CIG.C	U$		5.16	5.35	3.68
Ibovespa index	Ibovespa		—	51,507	50,007	-2.91
IEE index	IEE		—	26,250	27,161	3.47

Source: Economática.

Trading in Cemig’s preferred shares (CMIG4) totaled R$ 71.4 million in 2014. At this level, Cemig continues to be one of the most liquid companies in the Brazilian electricity sector, and one of the most traded in the Brazilian capital markets.

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On the New York stock exchange, the volume traded in ADRs for Cemig’s preferred shares (CIG) in 2014 was US$ 35.4 million. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange Ibovespa index was down 2.91% in the year, closing December at 50,007 points. This negative performance reflected investors’ growing pessimism on the Brazilian economy.

Cemig’s shares, however, significantly outperformed the Brazilian stock market’s principal index. Our common stock (Cemig ON) was up 19.96% in the year, and our preferred stock was down 15.94%.

Market prices of Cemig and affiliates – vs. indices

Change, %, from December 31, 2013 to 2014

Source: Economática – appreciation in stock prices in 2014.

Cemig’s long-term ratings

The leading rating agencies have maintained their long-term credit outlooks for the Company – as shown:

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National scale:

Rating agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA(bra)	Negativa	AA(bra)	Negativa	AA(bra)	Negativa
S&P	BrAA+	Estável	BrAA+	Estável	BrAA+	Estável
Moody’s	Aa2.br	Negativa	Aa2.br	Negativa	Aa2.br	Negativa

Global:

Rating agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BrBB+	Estável	BrBB+	Estável	BrBB+	Estável
Moody’s	Ba1.br	Negativa	Ba1.br	Negativa	Ba1.br	Negativa

Note:	Fitch – No overall classification, only national.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

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PROFIT AND LOSS

Consolidated – R$ ’000	2014	2013	Change, %
REVENUE	19,539,578	14,627,280	33.58
OPERATIONAL COSTS
Electricity purchased for resale	(7,428,381)	(5,207,283)	42.65
Charges for use of national grid	(744,431)	(575,050)	29.46
Personnel and managers	(1,252,458)	(1,284,082)	(2.46)
Employees’ and managers’ profit shares	(249,369)	(221,399)	12.63
Post-retirement liabilities	(211,916)	(175,407)	20.81
Materials	(98,660)	(67,298)	46.60
Raw materials and inputs for production of electricity	(282,447)	(55,597)	408.03
Outsourced services	(953,033)	(916,990)	3.93
Depreciation and amortization	(800,918)	(823,668)	(2.76)
Royalties for use of water resources	(127,200)	(130,895)	(2.82)
Operational provisions	(580,720)	(305,239)	90.25
Gas bought for resale	(254,488)	—	—
Infrastructure Construction cost	(941,795)	(974,977)	(3.40)
Others	(524,793)	(494,071)	6.22

TOTAL COST	(14,450,609)	(11,231,956)	28.66
Equity gain (loss) in subsidiaries	210,484	763,808	(72.44)
Gain on disposal of investment	—	284,298	—
Unrealized profit on disposal of investment	—	(80,959)	—
Gain on change of accounting status in subsidiary	280,945	—	—
Profit before Financial revenue (expenses) and taxes	5,580,398	4,362,471	27.92
Financial revenues	592,684	885,503	(33.07)
Financial expenses	(1,693,672)	(1,193,978)	41.85

Pretax profit	4,479,410	4,053,996	10.49
Current and deferred income tax and Social Contribution tax	(1,342,507)	(950,141)	41.30

NET PROFIT FOR THE PERIOD	3,136,903	3,103,855	1.06

Controller holding share interest	3,136,639	3,103,855
Minority interest	264	—

NET PROFIT FOR THE PERIOD	3,136,903	3,103,855

Non-recurring
Monetary updating on AFAC – Minas Gerais State Government	158,034	—
Gain on disposal of investment	—	(284,298)
Unrealized profit on disposal of investment	—	53,433
Transmission indemnity revenue	(235,421)	(9,005)
Employment-law provision – 2012 annual salary increase	84,091	—
Negative equity gain in Madeira Energia	167,022	—
Gain on change of accounting status in subsidiary	(185,424)	—

ADJUSTED NET PROFIT FOR THE PERIOD	3,125,205	2,863,985	9,12

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Consolidated energy market

The Cemig Group(1) sells electricity through its distribution company, Cemig Distribuição (“Cemig D”), its generation and transmission company Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

Sales of electricity to final consumers totaled 49,324 GWh, or 8.7% more than in 2013.

Total sales in the Regulated and Free Markets were 14,146 GWh, or 12.3% lower than in 2013.

At the end of December the Cemig Group was billing 8,008,205 clients – or 2.9% more than at the end of December 2013 – of which 8,008,153 were final consumers, and 52 were other agents of the Brazilian electricity sector.

(1)	Consolidation of the market of the Cemig Group according to new accounting practice (IFRS 11), in effect from January 2013.

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This chart shows the breakdown of sales to final consumers of the Cemig Group in the quarter, by consumer category:

Total consumption of electricity (GWh) – changes

The volume of electricity sold to final consumers of Cemig in 2014 was 3.17% higher than in 2013.

Consolidated	MWh		Change, %	Average price 2014 R$	Average price 2013 R$
	2014	2013
Residential	10,013,757	9,473,426	5.70	517.60	476.87
Industrial	26,025,584	23,451,590	10.98	184.18	171.56
Commercial, Services and Others	6,395,473	6,035,454	5.97	435.57	390.06
Rural	3,390,096	3,028,459	11.94	267.97	244.62
Public authorities	891,454	860,709	3.57	427.55	381.36
Public illumination	1,298,047	1,267,202	2.43	275.72	245.24
Public service	1,272,365	1,241,897	2.45	289.33	257.40

Subtotal	49,286,776	45,358,737	8.66	299.83	277.67

Own consumption	37,590	35,162	6.91	—	—
Wholesale supply to agents in Free and Regulated Markets*	14,146,109	16,127,376	(12.29)	36.65	39.26

Total	63,470,475	61,521,275	3.17	244.19	215.33

*	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

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Comments on the various consumer categories:

Residential

The residential consumer category accounted for 20.32% of Cemig’s electricity sales in 2014, totaling 10,014 GWh – this was 5.7% higher than in 2013.

Factors on this figure were:

a.	Addition of 196,587 consumers, or 3.1% growth in the total number of residential consumer units;

b.	Higher temperatures in 2014 than 2013, causing consumers to use and buy more air conditioning and ventilators for their homes;

c.	average monthly consumption per consumer 2.2% higher in 2014, at 131.2 kWh/month, the highest level since 2001.

Industrial:

	MWh		Change,%	Average price, 2014	Average price, 2013
	2014	2013
Cemig GT (Generation and Transmission)	21,026,305	18,496,520	13.68	153.56	141.71
Cemig D (Distribution)	4,076,645	4,044,861	0.79	364.90	323.92
Other whole subsidiaries	922,634	910,209	1.37	83.49	100.99

	26,025,584	23,451,590	10.98	184.18	171.56

The industrial consumer category accounted for 41.00% of Cemig’s electricity sales in 2014, totaling 26,026 GWh in the year – this was 10.98% higher than in 2013.

This reflects volume of electricity billed by Cemig GT to free clients 13.7% higher, addition of new clients by Cemig GT, and redirecting of available supply to the Free Market following the termination, in December 2013 of contracts originally made in the Regulated Market.

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Commercial:

	MWh		Change, %	Average price 2014	Average price 2013
	2014	2013
Cemig GT (Generation and Transmission)	323,367	300,801	7.50	228.62	214.47
Cemig D	6,030,715	5,693,262	5.93	448.33	400.84
Other whole subsidiaries	41,391	41,391	—	193.45	183.78

	6,395,473	6,035,454	5.97	435.57	390.06

The commercial consumer category accounted for 10.08% of Cemig’s electricity sales in 2014, totaling 6,395 GWh in the year – this was 5.97% higher than in 2Q13.

Factors were:

a.	connection of 10,446 new consumers – a 1.5% increase in the client base;

b.	climate factors in 2014, with temperatures higher than historic monthly averages, leading the various types of small businesses and service companies to install more air conditioning and similar devices;

c.	the dynamics of the tertiary sector.

Rural:

Rural consumption was 5.34% of the total of electricity distributed by Cemig, and was 11.94% more in 2014 than 2013. One of the main factors in this increase was lower rainfall at the beginning of the year than the historic average for the rainy season, and higher temperatures over the whole of the year, increasing consumption on irrigation by 16.5%, and other farming activities by 9.7%.

Other categories

Total consumption by the other consumer categories – Public authorities, Public lighting, Public services, and Cemig’s own consumption – totaling 5.51% of the total electricity transacted, was 2.8% higher than in 2013.

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Wholesale supply to agents in the Free and Regulated Markets

Sales to agents of the electricity sector in the Regulated and Free Markets were 22.29% of the total volume transacted in 2014, 12.29% less than in 2013. The average sale price was R$ 159.16/MWh in 2014, or 20.67% more than the average price of R$ 131.90/MWh in 2013.

Sources and uses of electricity in 2014 – Cemig consolidated

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The electricity market of Cemig D

The concession area of Cemig D (Cemig Distribution – Cemig Distribuição S.A.), approximately 97% of the Brazilian state of Minas Gerais, totals an area of 567,478 km². Cemig D has four electricity concessions in the state, under four separate concession contracts (West, East, South, and North).

Total volume billed to captive clients, plus volume transported for free clients and distributors with access to Cemig D’s network totaled 44,459 GWh in 2014, 1.4% less than in 2013. This reflects: (i) 5.3% growth in the captive market, with contributions from the Residential, Commercial and services, and Rural categories; and (ii) 10.3% lower total of energy transported, due to lower consumption by the industrial consumer category.

At the end of December 2014 Cemig D was billing 8,008,085 consumers, or 2.9% more than at the end of 2013. Of this total, 8,007,668 are captive consumers, and 417 are free consumers that use the distribution networks of Cemig D.

The electricity market of Cemig GT

The market of Cemig GT comprises sales made:

(I)	in the Free Market (Ambiente de Contratação Livre or ACL) to Free Clients, either located in Minas Gerais or in other States; and to other generation companies, traders and independent power producers;

(II)	in the Regulated Market (ACR), to distributors; and

(III)	through the Electricity Trading Chamber (CCEE).

Cemig GT’s market grew by 2.8% in 2014, and its total number of clients billed increased by 22.1% – to 520 in December 2014. They comprised: 472 industrial and commercial clients, in Minas Gerais and other states, 36 distribution companies, and 12 companies in the category of traders, generators and independent power producers.

Free clients consumed 21,350 GWh in the year – or 54.3% of the total energy provided by Cemig GT, and an increase of 13.6% over 2013 – on two main factors:

•	addition of new clients for Cemig GT, mainly outside the state of Minas Gerais; and

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•	redirection of available power levels from the regulated market to the free market (regulated sales were 54.2% lower), with the termination, in December 2013, of contracts that had been made in the regulated market.

Sale of electricity to other agents in the sector, in the Free Market, totaled 8,530 GWh, which was 105.6% more than in 2013. This reflects Cemig taking advantage of commercial opportunities, which resulted in new contracts in the short-term market.

Sales on the CCEE were 27.4% higher in 2014, due to settlement of a higher volume of available supply from GT than in 2013.

Physical totals of transport and distribution – MWh

	MWh			MWh
	4Q14	4Q13	Change %	2014	2013	Change %
Total energy carried
Electricity transported for distributors	85,664	75,273	13.80	335,204	301,644	11.13
Electricity transported for free clients	3,940,478	4,815,034	(18.16)	16,736,754	19,065,732	(12.22)
Own load	8,308,888	8,038,055	3.37	32,827,229	31,498,439	4.22
Consumption by captive market	6,934,545	6,615,417	4.82	27,010,669	25,644,978	5.33
Losses in distribution network	1,374,343	1,422,638	(3.39)	5,816,560	5,853,461	(0.63)

Electricity losses

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this: Its Distribution Losses Measurement and Control Management Unit. Compliance with the objective is monitored monthly using the Distribution Total Losses Index (Índice de Perdas Totais da Distribuição, or IPTD), which was 11.00% in 2014, against a regulatory target of 10.48% by the end of 2017. In setting regulatory targets for the third Tariff Review Cycle, Aneel made significant changes in its method for calculating technical losses, imposing limits that are extremely challenging for Cemig D. Total losses comprise technical losses plus non-technical losses (PPTD and PPNT). The forecast result for technical losses in 2014 was 8.81%, for a regulatory target of 7.84%, and the projected result for non-technical losses was 2.19%, for a regulatory target of 2.64%.

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Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, the result for non-technical losses for the low-voltage market as invoiced in 2014 was 5.74%, for a regulatory target of 7.63% (33% below the limit set by the Regulator).

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig D is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies and standardizations of work processes, aiming to uphold the quality of electricity supply, and, consequently, maintain the satisfaction of clients and consumers.

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The charts below show Cemig’s SAIDI (in hours) and SAIFI (in number of outages) for the last 2 years. These results reflect the investments made by the company in preventive maintenance, such as cleaning of power line pathways, tree pruning, replacement of cross-arms, maintenance of structures, replacement of poles, transformers and cables, and other work such as network shielding, and overhaul and interconnection of circuits. Another important initiative is the change of the technological level, with systematic investment in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 2014 was R$ 17,232 million, an increase of 16.90% from 2013 (R$ 14,741 million).

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The main factors affecting revenue in 2014 were:

•	Annual tariff adjustment in Cemig D (Distribution), with average effects on tariffs for captive consumers of 2.99%, effective since April 8, 2013 (full effect in 2014).

•	Energy invoiced to final consumers 8.66% higher, due to increased demand from residential and commercial consumers.

•	Tariff increase for Cemig D, with average effect on consumer tariffs of 14.76%, in effect since April 8, 2014.

•	Volume of electricity billed by Cemig GT to free clients 13.7% higher, reflecting addition of new clients by Cemig GT, and redirecting of available energy from the regulated market to the free market, with the termination of regulated market contracts at the end of December 2013.

	R$		Change %	Average price, 2014	Average price, 2013	Change %
	2014	2013
Residential	5,183,149	4,517,613	14.73	517.60	476.87	8.54
Industrial	4,793,414	4,023,309	19.14	184.18	171.56	7.36
Commercial, Services and Others	2,785,659	2,354,195	18.33	435.57	390.06	11.67
Rural	908,436	740,809	22.63	267.97	244.62	9.55
Public authorities	381,144	328,240	16.12	427.55	381.36	12.11
Public lighting	357,892	310,770	15.16	275.72	245.24	12.43
Public service	368,136	319,661	15.16	289.83	257.40	12.41

Subtotal	14,777,830	12,594,597	17.33	299.83	277.67	7.98
Supply not yet invoiced, net	144,162	2,670	5.299.33	—	—	—
Wholesale supply to other concession holders*	2,251,431	2,127,144	5.84	159.16	131.90	20.67
Uninvoiced supply, net	58,682	16,907	247.09	—	—	—

Total	17,232,105	14,741,288	16.90	271.50	239.61	13.31

*	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from wholesale supply

Revenue from wholesale supply to other concession holders was R$ 2,230 million in 2014, compared to R$ 2,144 million in 2013. Although the volume of electricity sold to other concession holders was 12.28% lower in 2014, at 14,146,109 MWh, compared to 16,127,376 MWh in 2013, revenue was higher because the average price of electricity sold was 20.68% higher, at R$ 159.16 per MWh in 2014, compared to R$ 132.94/MWh in 2013. The higher average price is substantially due to the lower level of supply available in 2014, as a result of the lower water levels in the hydroelectric plant reservoirs.

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Revenue from Use of Distribution Systems (the TUSD charge)

Cemig D’s revenue from the TUSD charge was R$ 855 million in 2014, a reduction of 15.18% from 2013 (R$ 1,008 million), resulting from several factors affecting Cemig D: (a) cooling of economic activity in the industrial sector, reducing volume of energy transported by 10.30%; (b) effect of the 33.22% reduction in the TUSD charged to free consumers as from April 8, 2013, and the subsequent effect of its increase by 8.79% from April 8, 2014.

CVA and other financial components

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment, which represented a revenue of R$ 1,107 million in 2014.

Transmission concession revenue

Revenue from the Transmission concession in 2014 of R$ 557 million, or 37.77% more than in 2013 (R$ 404 million). This mainly reflects the higher volume of demand for supply due to the inclusion of new contracts.

Transmission indemnity revenue

For 2014, Cemig reports Indemnity Revenue of R$ 420 million, which compares with R$ 21 million in 2013. The higher figure mainly represents recognition of revenue of R$ 357 million arising from receipt of the Inspection Report (Relatório de Acompanhamento da Fiscalização, or RAF), which dealt with indemnity of the transmission assets of Cemig GT (Generation and Transmission).

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Revenue from transactions in the Electricity Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE in 2014 was R$ 2,348 million, or 96.81% more than its total of R$ 1,193 million in 2013. The increase reflects greater available supply for settlement in the CCEE in the period, mainly due to supply migrated from Free Consumers, and the excess coming from availability contracts, associated with the 57.81% increase in the average Spot Price (Preço de Liquidação de Diferenças, or PLD): R$ 688.89/MWh in 2014, compared to R$ 263.06/MWh in 2013.

Other operational revenues

This item includes charged services, sharing of infrastructure, the subsidy for consumers registered as low-income, and the other services provided in relation to the concession. Other operational revenues totaled R$ 1,705 million in 2014, compared to R$ 1,048 million in 2013 – mainly reflecting revenue from supply of gas in the amount of R$ 422 million, arising from consolidation of Gasmig, as from October 2014; subsidies to low-income consumers R$ 117 million higher; compensation for the subsidies in the TUSD (Tariff for Use of the Distribution System); and the authorized omissions in billing to Cemig D by the CCEE for supply purchased from the thermoelectric plants, arising from a lower level of generation than determined by the National System Operator (ONS), in 2014, in the amount of R$ 141 million, compared to R$ 57 million in 2013.

Taxes and charges applied to Revenue

The sector charges that are deductions from revenue totaled R$ 5,626 million, or 18.12% higher than in 2013 (R$ 4,763 million). The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

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Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 14,451 million in 2014, compared to R$ 11,232 million in 2013, an increase of 28.66%.

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity purchased for resale in 2014 was R$ 7,428 million, 42.65% more than the figure of R$ 5,207 million in 2013. Main factors in the increase:

Cemig D

•	Involuntary exposure of Cemig D to the spot market in 2014, together with the higher price of electricity in the wholesale market, due to the low levels of the reservoirs of Brazil’s hydroelectric plants. As a result the Company had an expense of R$ 1,127 million in 2014, compared to R$ 236 million in 2013.

•	Expense on electricity acquired in auctions 47.76% higher in 2014, at R$ 3,394 million, compared to R$ 2,297 million in 2013, arising mainly from availability contracts, due to expenditure on fuel for generation by the thermal plants that were dispatched in their totality in 2014 – while in 2013 those with higher costs were shut down as from July.

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•	Expenses on electricity bought from Itaipu Binacional 18.31% lower, at R$ 830 million in 2014, compared to R$ 1,016 million in 2013 – reflecting among other factors the volume of electricity purchased being 28.74% lower, at 6,255 GWh in 2014, compared to 8,777 GWh in 2013. The effect of this reduction in quantity was partially offset by the appreciation of the dollar against the Real from 2013 to 2014. The average dollar exchange rate applicable to invoices from Itaipu in 2014 was R$ 2.35/US$, or 8.80% higher than in 2013 (R$ 2.16/US$).

Cemig GT

The expense on electricity purchased for resale in 2014 was R$ 1,692 million, 36.01% more than the figure of R$ 1,244 million in 2013. This reflects a volume of electricity purchased for resale 27.77% higher in 2014 (10,313 GWh) compared to 2013 (8,072 GWh), due to higher trading activity.

Personnel (excluding (a) voluntary retirement programs and (b) costs of personnel transferred to works in progress)

	2014	2013	Δ%
Remuneration and salary-related charges and expenses	1,098,265	1,038,555	5.75
Supplementary pension contributions – Defined-contribution plan	80,132	77,058	3.99
Assistance benefits	143,708	140,291	2.44

	1,322,105	1,255,904	5.27

The total expense on personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress) was 5.27% higher in 2014, after the 6.85% employee wage increase agreed in the 2013–14 Collective Work Agreement in November 2013 (affecting the whole year in 2014) and the adjustment of 6.34%, as from November 2014, arising from the 2014-15 Collective Wage Agreement.

The number of employees at the end of 2014 was 7,920, stable from 7,922 at the end of 2013.

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Operational provisions

Operational provisions were R$ 581 million in 2014, 90.49% more than in 2013 (R$ 305 million). The change mainly reflects:

•	Constitution of a provision for losses of R$195 million in 2014: R$ 166 million from the put options of Parati, and R$ 29 million from the units option contract, signed between Cemig GT and the private pension plan entities.

•	Employment-law provisions R$ 71 million higher in 2014 (at R$ 242 million, vs. R$ 171 million in 2013) – reflecting a higher volume of actions brought by former employees resulting from dismissals in recent years, and the higher volume of actions arguing hazardous employment pay, due to new legal arguments being put forward following recent changes in legislation. The Company also recognized a provision of R$ 127 million, for the 3% increase in employees’ salaries in real terms claimed in a legal proceeding by representatives of the employees under the annual wage negotiation agreement.

Equity gain (loss) in subsidiaries

The total of Equity gains (losses) in subsidiaries in 2014 was a gain of R$ 210 million, representing 72.44% less than the gain of R$ 764 million in 2013.

This principally represents the negative equity income of R$ 348 million in 2014 on the investment in the Santo Antônio plant, through Madeira Energia and SAAG Investimentos S.A., related to the following factors: (i) the Generation Scaling Factor (GSF), an adjustment applying to generators; (ii) the Generation Availability Factor (FID); and (iii) a provision for losses on amounts receivable from the consortium building the plant, due to the delay in commercial start-up of generating units.

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Financial revenue (expenses)

Cemig reports net financial expenses of R$ 1,101 million in 2014, or 256.91% more than in 2013 (R$ 308 million). The following are the main factors:

•	In 2013 Cemig posted a gain of R$ 313 million, in Financial revenue, of which R$ 81 million was recognized as reversal of Pasep and Cofins taxes; and R$ 232 million as revenue from monetary updating. This arose from final judgment (subject to no further appeal) in favor of Cemig in the court action arguing illegality of Paragraph 1 of Article 3 of Law 9718, of November 27, 1998, which had sought to extend the base for calculation of the Pasep and Cofins taxes, to make them chargeable on Financial revenue and on Other non-operational revenues. The judgment referred to the period 1999 to 2004.

•	Costs of loans and financings 33.38% higher, at R$ 931 million in 2014, compared to R$ 698 million in 2013, mainly due to the higher CDI rate (10.81% in 2014, and 8.05% in 2013), and also to a higher volume of funds raised in 2014.

•	Recognition of financial expenses of R$ 239 million, from supplementary monetary updating, arising from the difference between the Selic and IGP–M interest rates, applied to the amount of the advances against future capital increase made by the State of Minas Gerais in the preview years.

Income tax and Social Contribution tax

In 2014 Cemig reported income tax and the Social Contribution tax totaling R$ 1,343 million, on reported pre-tax profit of R$ 4,479 million, representing a percentage rate of 29.96%. In 2013, Cemig’s expense on income tax and the Social Contribution totaled R$ 950 million, on pre-tax profit of R$ 4,054 million, a percentage of 23.43%.

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Regulatory assets and liabilities

On November 25, 2014 Aneel decided to amend the concession contracts of holders of Brazilian electricity distribution concessions, to provide that in the event of cancellation of the concession contract for whatever reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the mechanism of the tariff will be taken into account by the concession-granting power for the purposes of indemnity.

As a result, as from signature of the amendment on December 10, 2014, Cemig D started recognizing the balance of the CVA account (the Account for Compensation of Variation in Values of ‘Portion A’ Items), and of any of the financial components to be included in tariff calculations, accumulated up to that date. The initial recognition was made in financial assets or liabilities, with counterpart in the profit and loss account (Revenue from sale of goods and services).

The Company has financial assets and liabilities arising from this contractual amendment, recognized as from December 2014, as follows:

Balance at December 31, 2014	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified in the next tariff adjustment	TOTAL
Assets
Quota payment to the CDE (Energy Development Account)	—	12,920	12,920
Tariff for use of the national grid	16,203	78,480	94,683
Tariff for transport of electricity from Itaipu	165	2,116	2,281
Proinfa Alternative Energy Program	2,361	—	2,361
System Service Charge (ESS) and Reserve Energy Charge (EER)	3,333	—	3,333
Electricity purchased for resale	446,542	1,617,113	2,063,655
Overcontracting of supply	6,312	205,159	211,471
Others	35,365	7	35,372

Total assets	510,281	1,915,795	2,426,076

Liabilities
System Service Charge (ESS) and Reserve Energy Charge (EER)	(22,698)	(287,463)	(310,161)
Electricity purchased for resale	(345,164)	(649,297)	(994,461)
Neutrality of Portion A	(6,160)	(4,823)	(10,983)
Others	(2,363)	(1,434)	(3,797)

Total liabilities	(376,385)	(943,017)	(1,319,402)

Total Net assets presented in Statement of financial position	133,896	972,778	1,106,674

Current assets	133,124	710,668	843,792
Non-current assets	772	262,110	262,882

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EBITDA

Cemig’s consolidated Ebitda in 2014 was 23.05% higher than in 2013:

EBITDA – R$ ’000	2014	2013	Change, %
Net profit for the period	3,136,903	3,103,855	1.06
+ Provision for income tax and Social Contribution tax	1,342,507	950,141	41.30
+ Financial revenue (expenses)	1,100,988	308,475	256.91
+ Amortization and depreciation	800,918	823,668	(2.76)

= Ebitda	6,381,316	5,186,139	23.05

Consolidated Ebitda was higher by a significant percentage, of 23.05%, resulting mainly from the increase of R$ 5 billion in the Company’s operational revenue, partially offset by the increase of R$ 3 billion in operational costs (excluding depreciation and amortization).

The increase of 10.33% in Cemig D’s Ebitda in 2014, from 2013, is mainly due to the recognition of regulatory assets and liabilities.

The significant increase of 36.32% in Cemig GT’s Ebitda in 2014 mainly reflects the increase of 47.51% in net revenue arising from the greater availability of electricity for settlement in the spot market.

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DEBT

Cemig’s total consolidated debt at the end of 2014 was R$ 13.509 billion, or 42.84% higher than at the end of 2013. The ratio Net debt / consolidated Stockholders’ equity (on Stockholders’ equity of R$ 11.285 billion) was 119.71%, and Stockholders’ equity per share was R$ 8.96.

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DIVIDENDS

Cemig’s dividend policy guarantees that 50% of the net profit will be distributed as obligatory dividend to the Company’s stockholders, subject to the other provisions of the By-laws, and the applicable legislation; and the balance, after any retention specified in a capital and/or investment budget prepared by Cemig’s management, which complies with the Long-term Strategic Plan and the dividend policy stated in it, and has been duly approved, will be applied to constitute a profit reserve to be used for distribution of extraordinary dividends, up to the maximum limit specified by law.

Without prejudice to the obligatory dividend, every two years Cemig will use this profit reserve for distribution of extraordinary dividends, up to the limit of available cash.

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Cemig’s Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, profit reserves or profit reported in half-yearly or interim Statements of financial position.

The table below shows the history of our distribution of stockholder corporate action payments over the last five years.

Date approved	Type	Amount per share (R$)
26/12/2014	Interest on Equity	0.18
07/11/2014	Extraordinary dividend	0.87
27/06/2014	Extraordinary dividend	1.35
30/04/2014	Dividends	0.89
05/12/2013	Interest on Equity	0.55
30/04/2013	Dividends	1.43
20/12/2012	Interest on Equity	1.99
20/12/2012	Extraordinary dividend	1.88
27/04/2012	Dividends	1.90
09/12/2011	Extraordinary dividend	1.25
29/04/2011	Dividends	1.75
16/12/2010	Extraordinary dividend	1.32
29/04/2010	Dividends	1.50

Cemig’s dividend yield, shown below, illustrates its commitment to seek business strategies that ensure an adequate return for stockholders.

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PROPOSAL FOR ALLOCATION OF NET INCOME

The Board of Directors will propose to the Annual General Meeting, to be held in April 2015, that the income for 2014, in the amount of R$ 3,137 million, and the balance of retained earnings, related to realization of the Valuation Adjustments Reserve in the amount of R$ 71 million, should be allocated as follows:

•	R$ 797 million, corresponding to 25% of the Net profit, to be paid as dividends, by December 31, 2015, as follows:

•	R$ 230 million as Interest on Equity, and

•	R$ 567 million as complementary dividends; and

•	R$ 2,410 million to be held in Stockholders’ equity as follows:

•	R$ 797 million, corresponding to 25% of the net profit, in the account Reserve for Obligatory Dividends, to be paid as and when the Company’s financial situation permits;

•	R$ 1,584 million in the Retained earnings reserve, to guarantee the Company’s investments planned for the 2015 business year, in accordance with a capital budget; and

•	R$ 29 million in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2014 in relation to the investments made in the region of Sudene (the Development Authority for the Northeast).

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

CEMIG – Total generation capacity, MW*
Phase	Hydro	Small hydro	Wind	Solar	Thermal	Total
In operation	7,071	253	199	1	184	7,708
Under construction/contracted	1,144	29	696	34	–	1,903
In development	7,270	356	4,815	67	1,500	14,006

Total	15,485	637	5,710	102	1,684	23,618

Highlights of 4th quarter 2014:

Santo Antônio Hydroelectric Plant – commercial operation at offtake guarantee level

The Santo Antônio hydro plant, in the municipality of Porto Velho, in Brazil’s northern state of Rondônia, comprises 50 generator rotors with total capacity for 3,568 MW, and assured physical offtake of 2,424 MW average. 31 of the generating units are now in operation, comprising approximately 2,300 MW of installed capacity and physical offtake guarantee of 2,218 MW average – equivalent to the total of the power supply sold in the regulated market. The other 18 generating units are under construction, with completion scheduled for November 2016. Cemig’s share in the enterprise is 18.05%.

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Conclusion of Cemig GT’s entry into the share capital of Renova Energia

On October 28, 2014 the transaction for Cemig GT to become a significant shareholder in Renova Energia – through subscription of 87,186,035 common shares, representing 27.4% of the total stock and 36.6% of the voting stock – was completed. The transaction increased Cemig’s interest in Renova, direct and indirect, from 7.05% to a total of 32.5%.

The Belo Monte Hydroelectric Plant – under construction

The Belo Monte hydroelectric complex, in the municipality of Altamira in the northern Brazilian State of Pará, will have 24 generation rotors, with total capacity of 11,233 MW. Its level of assured offtake is 4,571 MW average. The start dates for the 24 rotors extend over a period from February 2016 to January 2019. Cemig has a direct and an indirect interest in the enterprise, totaling an aggregate 8.12%.

Guanhães Energia: Four small hydro plants – under construction

The holding company Guanhães Energia has the authorization to build 4 small hydro plants (‘SHPs’) in the municipalities of Virginópolis and Dores de Guanhães, in the state of Minas Gerais: Fortuna II (9 MW), Senhora do Porto (12 MW), Jacaré (9 MW) and Dores de Guanhães (14 MW). The total installed capacity is thus 44 MW. The offtake power guarantee level is 25 MW average. Scheduled start dates for the four SHPs range from August 2015 to March 2016. Cemig has a total direct and indirect equity interest of 65.56%.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The 2011 A–3 auction – contracted facilities under construction

The facilities contracted under the 2011 A–3 auction comprise 9 wind farms. They are in the municipalities of Caetité and Igaporã in the northeastern Brazilian state of Bahia, with aggregate installed capacity of 218.4 MW, and guaranteed offtake level of 103.6 average MW. The start of the period for the 9 wind farms to start operation was postponed to coincide with the availability of the transmission lines for outflow of their production. The present scheduled startup date for commercial operation is July 2015. Cemig has a total direct and indirect equity stake of 32.5%.

Alto Sertão III Wind Farm complex – contracted

Alto Sertão III is a complex of 46 wind farms in the state of Bahia, which have placed their output on the Free Market or the Regulated Market, contracted at the A–5 auction of 2012 and the LER (‘Reserve’) Auction of 2013. They have aggregate installed capacity of 740.3 MW, and physical guarantee offtake level of 363.2 average MW. Scheduled startup dates of the 46 wind farms are over the period September 2015 through January 2017. Cemig has a total equity interest, directly and indirectly held, of 32.5%.

The 2013 A-5 Auction – contracted

A total of 17 wind farms in Bahia were contracted at the 2013 A–5 auction, for total installed generation capacity of 355.5 MW, and physical offtake guarantee level of 183.9 average MW. This supply was sold for an average price of R$ 118.75/MWh, undergoing monetary updating from January 2014. The scheduled dates for start of commercial operation are from March to May 2018. Cemig has equity interests, held directly and indirectly, of 32.5%.

Jacobina project – contracted

The Jacobina Project comprises installation of 25 wind farms in the municipality of Jacobina, Bahia State, with total installed capacity of 676.2 MW. On July 17, 2014, Cemig signed agreements with Renova Energia for an equity interest of 50% in these projects. Scheduled startup date for commercial operation is September 2018. Cemig has a total equity interest, direct and indirect, of 32.5%.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The 2014 Reserve Energy (LER) auction – contracted

In the 2014 LER auction a total of 150.4 MW of installed capacity was placed, to be provided by three wind farms (43.5 MW) and four solar farms (106.9 MWp). All these are located in the state of Bahia. The wind power was sold at an average price of R$ 138.90/MWh, and the solar power for an average price of R$ 220.30/MWh, both subject to monetary correction from October 2014. Scheduled startup date for commercial operation is October 2017. Cemig has total equity interests, direct and indirect, of 32.5%.

2014 A-5 Auction – contracted

In the 2014 A-5 auction, 108 MW of installed capacity was contracted, to be provided by five wind farms in the state of Bahia, in the region of Umburanas. This supply was sold for an average price of R$ 136.42/MWh, undergoing monetary updating from January 2015. The scheduled date for start of the commercial operation is January 2019. Cemig has an equity interest, held directly and indirectly, of 32.5%.

Sete Lagoas experimental solar plant – under construction

The experimental photovoltaic solar generation plant at Sete Lagoas, Minas Gerais, has installed capacity for 3.3 MWp. Works began in March 2013 and are scheduled for completion in 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY: DECEMBER 31, 2014
R$ ’000	HOLDING	CEMIG GT	CEMIG D	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHER SUBSIDIARIES	ELIMINATIONS/ TRANSFERS	TOTAL, SUBSIDIARIES	TAESA	LIGHT	MADEIRA	OTHER JOINTLY- CONTROLLED SUBSIDIARIES	ELIMINATIONS/ TRANSFERS	TOTAL SUBSIDIARIES AND JOINTLY- CONTROLLED SUBSIDIARIES
Assets	13,691,857	12,378,037	13,864,840	1,787,555	327,328	171,905	149,242	454,145	(8,085,471)	34,739,438	4,629,931	4,548,169	2,281,720	4,278,711	(6,296,276)	44,181,693

Cash and cash equivalents	113,336	290,549	313,799	123,576	4,711	6,935	5,918	28,319	—	887,143	142,585	164,336	24,113	287,841	—	1,506,018
Accounts receivable	—	687,226	1,799,801	110,387	—	5,517	4,459	14,399	(23,468)	2,598,321	111,366	517,281	28,093	68,617	(8,547)	3,315,131
Securities – cash investments	47,275	611,037	102,545	109,155	8,706	16,022	15,615	100,917	—	1,011,272	(32,151)	—	—	66,740	—	1,045,861
Taxes	580,896	210,431	1,469,488	58,616	25,783	610	105	2,012	—	2,347,941	297,417	340,096	14,658	30,854	—	3,030,966
Other assets	809,915	366,741	1,644,619	315,989	25,355	3,914	515	35,233	(333,005)	2,869,276	81,481	534,463	115,054	122,279	(69,573)	3,652,980
Investments/PP&E/Intangible/Financial Assets of Concession	12,140,435	10,212,053	8,534,588	1,069,832	262,773	138,907	122,630	273,265	(7,728,998)	25,025,485	4,029,233	2,991,993	2,099,802	3,702,380	(6,218,156)	31,630,737
																—
LIABILITIES	13,691,857	12,378,037	13,864,840	1,787,555	327,328	171,905	149,242	454,145	(8,085,471)	34,739,438	4,629,931	4,548,169	2,281,720	4,278,711	(6,296,276)	44,181,693

Suppliers and supplies	5,766	309,010	1,119,485	164,745	13,579	8,663	6,622	10,575	(34,729)	1,603,716	22,865	506,938	128,150	54,361	(10,991)	2,305,039
Loans, financings and debentures	—	7,036,700	6,048,250	379,668	44,118	—	—	2	—	13,508,738	1,976,945	2,138,452	1,304,939	1,552,669	—	20,481,743
Interest on Equity, and dividends	1,643,451	—	214,955	36,458	—	17,707	19,366	17,031	(305,517)	1,643,451	173	51,235	—	48,696	(100,104)	1,643,451
Post-retirement liabilities	143,083	581,598	1,906,971	—	—	—	—	—	—	2,631,652	—	10,428	—	—	—	2,642,080
Taxes	57,975	570,751	1,241,630	73,036	7,664	38,269	1,644	37,870	—	2,028,839	726,332	379,288	33,972	51,831	—	3,220,262
Other liabilities	560,671	393,368	851,322	193,840	36,527	665	647	17,252	(16,202)	2,038,090	75,790	282,670	107,804	26,181	73,631	2,604,166
Stockholders’ equity	11,280,911	3,486,610	2,482,227	939,808	225,440	106,601	120,963	371,415	(7,729,023)	11,284,952	1,827,826	1,179,158	706,855	2,544,973	(6,258,812)	11,284,952

Attributed to interest of controlling stockholders	—	—	—	935,767	—	—	—	—	—	11,280,911	—	—	—	—	—	11,280,911
Interest of non-controlling stockholder	—	—	—	4,041	—	—	—	—	—	4,041	—	—	—	—	—	4,041
NET PROFIT
Net operational revenue	321	7,714,717	11,241,118	340,395	118,521	57,014	45,720	318,500	(296,728)	19,539,578	834,372	2,996,529	185,636	861,343	(224,289)	24,193,169
Operational costs and expenses	(285,407)	(3,587,617)	(10,248,954)	(282,729)	(98,080)	(42,913)	(42,980)	(145,337)	283,408	(14,450,609)	(140,100)	(2,586,510)	(339,377)	(718,734)	157,610	(18,077,720)

Electricity purchased for resale	—	(1,692,445)	(5,747,681)	—	—	(30,638)	(29,666)	(80,428)	152,477	(7,428,381)	—	(1,769,926)	(237,511)	(36,301)	148,035	(9,324,084)
Charges for the use of the national grid	—	(273,211)	(573,270)	—	—	—	(2,826)	(6,037)	110,913	(744,431)	—	—	(35,710)	(7,510)	48,292	(739,359)
Gas bought for resale	—	—	—	(254,488)	—	—	—	—	—	(254,488)	—	—	—	(465,399)	—	(719,887)
Construction cost	—	(80,358)	(861,437)	—	—	—	—	—	—	(941,795)	(25,547)	(305,549)	—	(8,933)	—	(1,281,824)
Personnel	(30,314)	(303,618)	(885,890)	(11,145)	(12,795)	(1,357)	(1,456)	(5,883)	—	(1,252,458)	(41,866)	(98,131)	(4,819)	(59,817)	—	(1,457,091)
Employee profit shares	(8,893)	(54,861)	(183,803)	—	(1,488)	(192)	(132)	—	—	(249,369)	(5,246)	—	(729)	(180)	—	(255,524)
Post-retirement liabilities	(11,068)	(48,156)	(152,692)	—	—	—	—	—	—	(211,916)	—	—	—	—	—	(211,916)
Materials	(472)	(298,875)	(79,997)	(570)	(48)	(472)	(352)	(321)	—	(381,107)	(35,205)	(8,786)	(748)	(1,887)	—	(427,733)
Outsourced services	(18,814)	(171,559)	(736,595)	(2,164)	(22,768)	(2,991)	(2,498)	(25,254)	29,610	(953,033)	(19,454)	(146,204)	(6,571)	(41,983)	9,320	(1,157,925)
Royalties for use of water resources	—	(122,593)	—	—	—	(1,389)	(1,025)	(2,193)	—	(127,200)	—	—	(3,462)	(764)	—	(131,426)
Depreciation and amortization	(522)	(296,841)	(427,643)	(3,697)	(34,312)	(5,492)	(4,384)	(17,747)	(10,280)	(800,918)	(1,088)	(134,771)	(29,644)	(68,417)	(37,880)	(1,072,718)
Operational provisions	(190,000)	(84,305)	(300,473)	—	(44)	—	(5)	(5,893)	—	(580,720)	707	(70,257)	—	(3,091)	—	(653,361)
Other expenses, net	(25,324)	(160,795)	(299,473)	(10,665)	(26,625)	(382)	(636)	(1,581)	688	(524,793)	(12,401)	(52,886)	(20,183)	(24,452)	(10,157)	(644,872)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(285,086)	4,127,100	992,164	57,666	20,441	14,101	2,740	173,163	(13,320)	5,088,969	694,272	410,019	(153,741)	142,609	(66,679)	6,115,449
Equity loss in subsidiaries	3,330,649	(388,498)	—	—	(27,518)	—	—	2,727	(2,706,876)	210,484	275	43,735	—	104,711	(494,065)	(134,860)
Gain on change of accounting status in subsidiary	280,945	—	—	—	—	—	—	—	—	280,945	—	—	—	—	—	280,945
Financial revenue	37,361	145,714	358,414	21,361	4,848	3,493	1,891	19,602	—	592,684	119,443	143,894	5,675	41,634	—	903,330
Financial expenses	(244,918)	(680,204)	(751,218)	(6,364)	(3,345)	(353)	(78)	(7,192)	—	(1,693,672)	(323,128)	(293,257)	(65,856)	(73,316)	—	(2,449,229)

Profit before income tax and Social Contribution tax	3,118,951	3,204,112	599,360	72,663	(5,574)	17,241	4,553	188,300	(2,720,196)	4,479,410	490,862	304,391	(213,922)	215,638	(560,744)	4,715,635
Income tax and Social Contribution tax	(18,191)	(1,056,188)	(114,264)	(4,542)	(6,605)	(5,956)	(2,133)	(51,347)	—	(1,259,226)	(34,117)	(39,089)	(5)	(32,121)	—	(1,364,558)
Deferred income tax and Social Contribution tax	35,879	(58,959)	(55,187)	(6,781)	(165)	1,054	(10)	888	—	(83,281)	(69,378)	(49,574)	486	(12,427)	—	(214,174)

Profit (loss) for the period	3,136,639	2,088,965	429,909	61,340	(12,344)	12,339	2,410	137,841	(2,720,196)	3,136,903	387,367	215,728	(213,441)	171,090	(560,744)	3,136,903

Attributed to interest of controlling stockholders	—	—	—	61,076	—	—	—	—	—	3,136,639	—	—	—	—	—	3,136,639
Interest of non-controlling stockholder	—	—	—	264	—	—	—	—	—	264	—	—	—	—	—	264

	3,136,639	2,088,965	429,909	61,340	(12,344)	12,339	2,410	137,841	(2,720,196)	3,136,903	387,367	215,728	(213,441)	171,090	(560,744)	3,136,903

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY OPERATIONAL SEGMENT

INFORMATION BY SEGMENT, 2014
ITEM	ENERGY			TELECOMS	GAS	OTHER	ELIMINATIONS	OTHER TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	11,527,761	3,881,636	15,064,076	327,327	2,549,492	2,006,510	(356,799)	35,000,003
ADDITIONS TO (REDUCTION IN) THE SEGMENT	2,995,102	80,358	791,609	28,909	500,802	19,669	—	4,416,449
	4,035,710	2,314,889	1,199,236	—	—	489,956	—	8,039,791
NET REVENUE
	7,339,128	707,793	11,241,118	118,521	340,395	89,349	(296,726)	19,539,578
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY	(1,833,176)	—	(5,747,681)	—	—	—	152,476	(7,428,381)
Electricity bought for resale	(281,782)	(292)	(573,269)	—	—	—	110,912	(744,431)
Charges for the use of the national grid	—	—	—	—	(254,488)	—	—	(254,488)

Total operational costs, Electricity and Gas	(2,114,958)	(292)	(6,320,950)	—	(254,488)	—	263,388	(8,427,300)
Operational costs and expenses
Personnel	(201,326)	(105,106)	(885,890)	(12,795)	(11,145)	(36,196)	—	(1,252,458)
Employees’ and managers’ profit shares	(38,721)	(16,463)	(183,803)	(1,489)	—	(8,893)	—	(249,369)
Post-retirement liabilities	(34,206)	(13,950)	(152,692)	—	—	(11,068)	—	(211,916)
Materials	(294,665)	(5,328)	(79,997)	(48)	(570)	(499)	—	(381,107)
Outsourced services	(158,798)	(39,348)	(736,595)	(22,768)	(2,164)	(22,970)	29,610	(953,033)
Depreciation and amortization	(324,459)	—	(427,643)	(34,312)	(3,697)	(10,807)	—	(800,918)
Royalties for use of water resources	(127,200)	—	—	—	—	—	—	(127,200)
Operational provisions (reversals)	(61,929)	(25,629)	(300,473)	(44)	—	(192,645)	—	(580,720)
Construction costs	—	(80,358)	(861,437)	—	—	—	—	(941,795)
Other operational expenses, net	(129,693)	(33,377)	(299,476)	(26,625)	(10,929)	(28,685)	3,728	(524,793)

Total cost of operation	(1,370,997)	(319,559)	(3,928,006)	(98,081)	(28,505)	(311,763)	33,338	(6,023,309)
TOTAL COSTS AND EXPENSES	(3,485,955)	(319,851)	(10,248,956)	(98,081)	(282,993)	(311,763)	296,726	(14,450,609)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	3,853,173	387,942	992,162	20,440	57,402	(222,414)	—	5,088,969

Gain (loss) in subsidiaries by equity method	(385,771)	386,087	150,391	(27,518)	47,159	40,136	—	210,484
	—	—	—	—	—	280,945	—	280,945
Financial revenue	118,889	46,119	358,414	4,848	21,361	43,053	—	592,684
Financial expenses	(396,260)	(291,247)	(751,218)	(3,345)	(6,364)	(245,238)	—	(1,693,672)

PRETAX PROFIT	3,190,031	528,901	749,749	(5,575)	119,558	(103,518)	—	4,479,410
Income tax and Social Contribution tax	(1,060,681)	(41,986)	(114,264)	(6,605)	(4,542)	(31,148)	—	(1,259,226)
Income and Social Contribution deferred tax	(55,320)	(2,344)	(55,187)	(165)	(6,781)	36,516	—	(83,281)

NET PROFIT FOR THE PERIOD	2,074,030	484,571	580,298	(12,345)	108,235	(98,150)	—	3,136,903

Attributed to interest of controlling stockholders	2,074,030	484,571	580,298	(12,345)	108,235	(98,150)	—	3,136,639
Interest of non-controlling stockholder	—	—	—	—	264	—	—	264

	2,074,030	484,571	580,298	(12,345)	108,499	(98,150)	—	3,136,903

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY SEGMENT, 2013
R$ ’000	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHERS	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	10,224,063	3,451,659	13,688,399	327,861	577,239	3,090,662	(1,545,741)	29,814,142
ADDITIONS TO (REDUCTION IN) THE SEGMENT	520,407	(1,600,239)	883,801	—	—	22,528	—	(173,503)
NET REVENUE	5,253,313	277,116	9,205,932	113,739	—	95,576	(318,396)	14,627,280
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity purchased for resale	(1,294,248)	—	(4,089,448)	—	—	(9)	176,422	(5,207,283)
Charges for the use of the national grid	(263,956)	(286)	(410,290)	—	—	—	99,482	(575,050)

Total costs of production of Electricity	(1,558,204)	(286)	(4,499,738)	—	—	(9)	275,904	(5,782,333)
OPERATIONAL COSTS AND EXPENSES
Personnel	(215,140)	(103,007)	(893,619)	(13,739)	—	(58,577)	—	(1,284,082)
Employees’ and managers’ profit shares	(39,948)	(19,286)	(146,437)	(1,544)	—	(14,184)	—	(221,399)
Post-retirement liabilities	(26,751)	(13,058)	(118,840)	—	—	(16,758)	—	(175,407)
Materials	(64,202)	(4,782)	(52,581)	(721)	—	(609)	—	(122,895)
Outsourced services	(152,666)	(40,470)	(720,655)	(20,812)	—	(20,945)	38,558	(916,990)
Depreciation and amortization	(370,751)	—	(416,096)	(30,783)	—	(512)	(5,526)	(823,668)
Royalties for use of water resources	(130,895)	—	—	—	—	—	—	(130,895)
Operational provisions (reversals)	(36,842)	(17,995)	(274,942)	(17)	—	24,557	—	(305,239)
Construction costs	—	(91,176)	(883,801)	—	—	—	—	(974,977)
Other operational expenses, net	(80,848)	(31,051)	(327,813)	(19,259)	—	(39,034)	3,934	(494,071)

Total cost of operation	(1,118,043)	(320,825)	(3,834,784)	(86,875)	—	(126,062)	36,966	(5,449,623)
TOTAL COSTS AND EXPENSES	(2,676,247)	(321,111)	(8,334,522)	(86,875)	—	(126,071)	312,870	(11,231,956)
Operational profit before Equity gain (loss) in subsidiaries and Financial revenue (expenses)	2,577,066	(43,995)	871,410	26,864	—	(30,495)	(5,526)	3,395,324

Equity loss in subsidiaries	75,064	484,128	113,079	(19,986)	90,702	15,295	5,526	763,808
Gain on disposal of investment	—	(94,080)	—	—		378,378	—	284,298
Unrealized profit on disposal of investment	—	—	—	—		(80,959)	—	(80,959)
Financial revenue	227,898	93,774	453,099	6,377		104,355	—	885,503
Financial expenses	(288,313)	(226,244)	(646,877)	(3,970)		(28,574)	—	(1,193,978)
PRETAX PROFIT	2,591,715	213,583	790,711	9,285	90,702	358,000	—	4,053,996
Income tax and Social Contribution tax	(726,008)	78,931	(187,378)	(5,722)		(109,964)	—	(950,141)

NET PROFIT FOR THE PERIOD	1,865,707	292,514	603,333	3,563	90,702	248,036	—	3,103,855

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Permitted Annual Revenue (RAP)

Resolução Homologatoria ANEEL – nº 1559/2013*
Receita Anual Permitida	RAP	% Cemig	Cemig Consolidado	Cemig GT
Taesa		42,38%		834.801.871
ETEO	138.821.046	100,00%	58.832.359
ETAU	34.233.842	52,58%	7.628.465
NOVATRANS	410.285.116	100,00%	173.878.832
TSN	385.688.466	100,00%	163.454.772
GTESA	7.020.998	100,00%	2.975.499
PATESA	16.862.257	100,00%	7.146.225
Munirah	28.801.740	100,00%	12.206.178
Brasnorte	19.815.772	38,67%	3.247.477
Abengoa
NTE	120.846.985	100,00%	51.214.952
STE	64.484.461	100,00%	27.328.514
ATEI	117.617.545	100,00%	49.846.316
ATEII	179.036.270	100,00%	75.875.571
ATEIII	88.907.345	100,00%	37.678.933
TBE
EATE	339.625.778	49,98%	71.937.916
STC	32.009.160	39,99%	5.424.836
Lumitrans	21.013.276	39,99%	3.561.280
ENTE	177.715.565	49,99%	37.650.397
ERTE	39.891.971	49,99%	8.451.418
ETEP	77.375.558	49,98%	16.389.322
ECTE	75.000.117	19,09%	6.067.766
EBTE	36.697.741	74,49%	11.585.059
ESDE***	5.396.285	49,97%	1.142.787
ESTE***	15.784.209	19,09%	1.276.996
Cemig GT	167.520.066	100,00%	167.520.066	167.520.066
Cemig Itajuba	32.373.715	100,00%	32.373.715	32.373.715
Centroeste	13.735.420	51,00%	7.005.064
Transirapé	17.809.759	24,50%	4.363.391
Transleste	32.211.700	25,00%	8.052.925
Transudeste	19.965.117	24,00%	4.791.628
Light	7.058.788	32,47%	2.291.988
Transchile**	18.748.407	49,00%	9.186.720
RAP TOTAL CEMIG			1.070.387.369	1.034.695.652

*	Receitas anuais permititidas com vigência entre 1º de julho de 2013 e 30 de junho de 2014.
**	A receita de transmissão da Transchile é dada em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_decreto163obrasurgentes.pdf). Para o ano de 2013 (de janeiro a dezembro) a receita de transmissão orçada para a empresa foi da ordem de US$ 8.462.000,00. Na elaboração desta tabela foi utilizado o câmbio do dia 30/06/2013 de R$ 2,2156/US$ para a transformação da receita em termos de Reais.
***	Pré-Operacionais.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Generating plants

Usina	Tipo	Empresa	Participação	Capacidade Instalada (MW)	Energia Assegurada (MW Médio)	Capacidade Instalada (MW)*	Energia Assegurada (MW Médio)*	Vencimento
Aimorés	Hidroelétrica	Cemig GT	49%	330,00	172,00	161,70	84,28	20/12/2035
Camargos	Hidroelétrica	Cemig GT	100%	46,00	21,00	46,00	21,00	08/07/2015
Emborcação	Hidroelétrica	Cemig GT	100%	1.192,00	497,00	1.192,00	497,00	23/07/2025
Funil	Hidroelétrica	Cemig GT	49%	180,00	89,00	88,20	43,61	20/12/2035
Igarapava	Hidroelétrica	Cemig GT	14,5%	210,00	136,00	30,45	19,72	30/12/2028
Itutinga	Hidroelétrica	Cemig GT	100%	52,00	28,00	52,00	28,00	08/07/2015
Irapé	Hidroelétrica	Cemig GT	100%	399,00	210,70	399,00	210,70	28/02/2035
Jaguara	Hidroelétrica	Cemig GT	100%	424,00	336,00	424,00	336,00	28/08/2013
Miranda	Hidroelétrica	Cemig GT	100%	408,00	202,00	408,00	202,00	23/12/2016
Nova Ponte	Hidroelétrica	Cemig GT	100%	510,00	276,00	510,00	276,00	23/07/2025
Porto Estrela	Hidroelétrica	Cemig GT	33%	112,00	55,80	37,33	18,60	10/07/2032
Queimado	Hidroelétrica	Cemig GT	83%	105,00	58,00	86,63	47,85	02/01/2033
Salto Grande	Hidroelétrica	Cemig GT	100%	102,00	75,00	102,00	75,00	08/07/2015
São Simão	Hidroelétrica	Cemig GT	100%	1.710,00	1.281,00	1.710,00	1.281,00	11/01/2015
Três Marias	Hidroelétrica	Cemig GT	100%	396,00	239,00	396,00	239,00	08/07/2015
Volta Grande	Hidroelétrica	Cemig GT	100%	380,00	229,00	380,00	229,00	23/02/2017
Anil	PCH	Cemig GT	100%	2,08	1,16	2,08	1,16	08/07/2015
Bom Jesus do Galho	PCH	Cemig GT	100%	0,36	0,13	0,36	0,13	—
Cajuru	PCH	Cemig GT	100%	7,20	3,48	7,20	3,48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14,00	6,68	14,00	6,68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0,72	0,47	0,72	0,47	—
Joasal	PCH	Cemig GT	100%	8,40	5,20	8,40	5,20	08/07/2015
Lages	PCH	Cemig GT	100%	0,68	0,54	0,68	0,54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1,62	0,94	1,62	0,94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4,00	2,88	4,00	2,88	08/07/2015
Martins	PCH	Cemig GT	100%	7,70	2,52	7,70	2,52	08/07/2015
Paciência	PCH	Cemig GT	100%	4,08	2,36	4,08	2,36	08/07/2015
Pandeiros	PCH	Cemig GT	100%	4,20	1,87	4,20	1,87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4,28	1,90	4,28	1,90	—
Peti	PCH	Cemig GT	100%	9,40	6,18	9,40	6,18	08/07/2015
Pissarrão	PCH	Cemig GT	100%	0,80	0,55	0,80	0,55	19/11/2004
Piau	PCH	Cemig GT	100%	18,01	13,53	18,01	13,53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9,16	5,79	9,16	5,79	19/08/2025
Poquim	PCH	Cemig GT	100%	1,41	0,58	1,41	0,58	08/07/2015
Rio de Pedra	PCH	Cemig GT	100%	9,28	2,15	9,28	2,15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2,39	0,74	2,39	0,74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1,00	0,58	1,00	0,58	08/07/2015
São Bernardo	PCH	Cemig GT	100%	6,82	3,42	6,82	3,42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2,12	0,93	2,12	0,93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8,50	4,14	8,50	4,14	08/07/2015
Xicão	PCH	Cemig GT	100%	1,81	0,61	1,81	0,61	19/08/2025
Igarapé	Termoelétrica	Cemig GT	100%	131,00	71,30	131,00	71,30	13/08/2024
Baguari	Hidroelétrica	Subsidiária Cemig GT	34%	140,00	80,20	47,60	27,27	15/08/2041
Santo Antônio	Hidroelétrica	Subsidiária Cemig GT	17,87%	2.279,54	2.218,00	407,35	396,36	12/06/2046
Retiro de Baixo	Hidroelétrica	Subsidiária Cemig GT	50%	82,00	38,50	40,92	19,21	25/08/2041
Praias de Parajuru	Eólica	Subsidiária Cemig GT	49,00%	28,80	8,39	14,11	4,11	24/09/2032
Praia de Morgado	Eólica	Subsidiária Cemig GT	49%	28,80	13,20	14,11	6,47	26/12/2031
Volta do Rio	Eólica	Subsidiária Cemig GT	49,00%	42,00	18,41	20,58	9,02	26/12/2031
Cachoeirão	PCH	Subsidiária Cemig GT	49%	27,00	16,37	13,23	8,02	25/07/2030
Paracambi	PCH	Subsidiária Cemig GT	49,00%	25,00	19,53	12,25	9,57	16/02/2031
Pipoca	PCH	Subsidiária Cemig GT	49%	20,00	11,90	9,80	5,83	10/09/2031
Santa Luzia	PCH	Subsidiária Cemig GT	100,00%	0,70	0,23	0,70	0,23	25/02/2026
Capim Branco I	Hidroelétrica	Cemig Holding	26%	240,00	155,00	63,54	41,04	29/08/2036
Capim Branco II	Hidroelétrica	Cemig Holding	26,48%	210,00	131,00	55,60	34,68	29/08/2036
Rosal	Hidroelétrica	Cemig Holding	100%	55,00	30,00	55,00	30,00	08/05/2032
Sá Carvalho	Hidroelétrica	Cemig Holding	100,00%	78,00	58,00	78,00	58,00	01/12/2024
Ipatinga	Termoelétrica	Cemig Holding	100%	40,00	40,00	40,00	40,00	13/12/2014
Barreiro	Termoelétrica	Cemig Holding	100,00%	12,90	11,37	12,90	11,37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1,72	1,14	1,72	1,14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100,00%	23,00	2,41	23,00	2,41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2,46	—	2,46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100,00%	1,80	1,48	1,80	1,48	04/10/2030
Salto Voltão	PCH	Cemig Holding	100%	8,20	6,63	8,20	6,63	04/10/2030

*	Installed capacity and physical guarantee levels are in the Cemig quota.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Appendices

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
1Q13	6,170	4,586	10,756	28
2Q13	6,374	4,867	11,241	28
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29

1	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2	Total electricity distributed
3	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2014	2013	Change%
Sales to end consumers	11,443	9,816	17
TUSD	893	1,047	(15)
CVA and other financial components	1,107	—	—
Energy Transactions in the CCEE	—	180	—
Construction revenue	861	884	(3)
Subtotal	14,305	11,927	20

Others	1,039	814	28
Subtotal	15,344	12,741	20

Deductions	(4,103)	(3,535)	16
Net Revenues	11,241	9,206	22

Operating Expenses	2014	2013	Change%
Personnel	886	894	(1)
Employee Participation	184	146	26
Forluz – Post-Retirement Employee Benefits	153	119	28
Materials	80	53	52
Contracted Services	737	721	2
Purchased Energy	5,748	4,089	41
Depreciation and Amortization	428	416	3
Operating Provisions	300	275	9
Charges for Use of Basic Transmission Network	573	410	40
Cost from Operation	861	884	(3)
Other Expenses	299	328	(9)

Total	10,249	8,335	23

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of Results	2014	2013	Change%
Net Revenue	11,241	9,206	22
Operating Expenses	10,249	8,335	23
EBIT	992	871	14

EBITDA	1,420	1,288	10

Financial Result	(393)	(194)	103
Provision for Income Taxes, Social Cont & Deferred Income Tax	(169)	(187)	(10)
Net Income	430	490	(12)

Cemig GT tables (R$ million)

Operating Revenues	2014	2013	Change%
Sales to end consumers	3,394	2,682	27
Supply	2,225	2,087	7
Revenues from Trans. Network	2,281	967	28
Trasactions in the CCEE	629	490	28
Transmission indemnity revenue	420	21	1,932
Construction revenue	80	91	(12)
Others	26	23	15
Subtotal	9,055	6,360	42

Deductions	(1,341)	(1,130)	19
Net Revenues	7,715	5,230	48

Operating Expenses	2014	2013	Change%
Personnel/Administrators/Councillors	304	315	(4)
Employee Participation	55	59	(7)
Forluz – Post-Retirement Employee Benefits	48	40	21
Materials	16	12	33
Raw Materials and Supplies Energy Production	282	56	408
Contracted Services	172	167	3
Depreciation and Amortization	297	343	(14)
Royalties	123	126	(3)
Operating Reserves	84	55	54
Charges for Use of Basic Transmission Network	273	257	6
Purchased Energy	1,692	1,244	36
Construction Cost	80	91	(12)
Losses on disposal of EBTE	—	94	—
Other Expenses	161	105	53

Total	3,588	2,964	21

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of Results	2014	2013	Change%
Net Revenue	7,715	5,230	48
Operating Expenses	3,588	2,964	21
EBIT	4,127	2,266	82

Equity equivalence results	(388)	350	—
EBITDA	4,035	2,959	36

Financial Result	(534)	(203)	163
Provision for Income Taxes, Social Cont & Deferred Income Tax	(1,115)	(602)	85
Net Income	2,089	1,811	15

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated GWh)	2014	2013	Change%
Residential	10,014	9,473	6
Industrial	26,026	23,452	11
Commercial	6,395	6,035	6
Rural	3,390	3,028	12
Others	3,462	3,370	3
Subtotal	49,287	45,359	9

Own Consumption	38	35	7
Supply to other Dealers	14,146	16,127	(12)

TOTAL	63,470	61,521	3

Energy Sales	2014	2013	Δ%
Residential	5,183	4,518	15
Industrial	4,793	4,023	19
Commercial	2,786	2,354	18
Rural	908	741	23
Others	1,107	959	15

Electricity sold to final consumers	14,778	12,595	17
Unbilled Supply, Net	144	3	5,299
Supply	2,310	2,144	8

TOTAL	17,232	14,741	17

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Operating Revenues	2014	2013	Change%
Sales to end consumers	14,922	12,597	18
TUSD	855	1,008	(15)
CVA and other financial components	1,107	—	—
Supply + Transactions in the CCEE	4,659	3,337	40
Revenues from Trans. Network	557	404	38
Construction revenue	942	975	(3)
Transmission indemnity revenue	420	21	1,932
Others	1,705	1,048	63
Subtotal	25,165	19,390	30

Deductions	(5,626)	(4,762)	18
Net Revenues	19,540	14,627	34

Operating Expenses	2014	2013	Change%
Personnel	1,252	1,284	(2)
Employee Participation	249	221	13
Forluz – Post-Retirement Employee Benefits	212	175	21
Materials	99	67	48
Raw Materials and Suplies Energy Production	282	56	404
Contracted Services	953	917	4
Purchased Energy	7,428	5,207	43
Depreciation and Amortization	801	824	(3)
Royalties	127	131	(3)
Operating Provisions	581	305	90
Charges for Use of Basic Transmission Network	744	575	29
Gas bought for resale	254	—	—
Cost from Operation	942	975	(3)
Other Expenses	525	494	6

TOTAL	14,451	11,232	29

Financial Result Breakdown	2014	2013	Change%
Financial revenues	593	886	(33)
Revenue from cash investments	298	300	(1)
Arrears penalty payments on electricity bills	166	159	5
Monetary updating	53	209	(75)
Monetary updating of CRC	—	44	—
Monetary updating of the Financial Assets of the Concession	58	5	1,094
Other	17	169	(90)
Financial expenses	(1,694)	(1,194)	42

Costs of loans and financings	(931)	(698)	33
Exchange rate	(26)	(45)	(41)
Monetary updating – loans and financings	(271)	(235)	15
Monetary updating – paid concessions	(17)	(25)	(30)
Charges and monetary updating on Post-employment obligations	(99)	(94)	6
Monetary updating on AFAC – Minas Gerais State Government	(239)	—	—
Other	(110)	(98)	12
Financial revenue (expenses)	(1,101)	(308)	257

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of Results	2014	2013	Change%
Net Revenue	19,540	14,627	34
Operating Expenses	14,451	11,232	29
EBIT	5,089	3,395	50

Results of Equity Income	210	764	(72)
Unrealized profits on gain on sale of investments	—	(81)	—
Gain on sale of Investments	—	284	—
Gain on change of accounting status in subsidiary	281	—	—
EBITDA	6,381	5,186	23

Financial Result	(1,101)	(308)	257
Provision for Income Taxes, Social Cont & Deferred Income Tax	(1,343)	(950)	41
Net Income	3,137	3,104	1

Cash Flow Statement	2014	2013	Change%
Cash at beginning of period	2,202	1,919	15
Cash generated by operations	3,734	3,515	6

Net income	3,137	3,104	1
Depreciation and amortization	801	824	(3)
Aquisition of jointly-controlled subsidiary, net of cash acquired	—	(284)	—
Equity gain (loss) in subsidiaries	(210)	(764)	(72)
Other adjustments	7	635	(99)
Payments of loans and financings	(749)	(5,735)	(87)

Loans, financings and debentures	4,562	2,467	85
Payments of loans and financings	(1,394)	(3,601)	(61)
Interest on Equity, and dividends	(3,917)	(4,600)	(15)
Investments	(4,300)	2,503	(272)

Securities	116	(267)	(144)
Redemption of the CRC account	—	2,466	(100)
Investments	(3,416)	1,242	(375)
Fixed and Intangible assets	(1,000)	(938)	7
Cash at end of period	887	2,202	(60)

Total cash available	1,898

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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BALANCE SHEETS (CONSOLIDATED) – ASSETS	2014	2013
CURRENT	6,554	6,669
Cash and cash equivalents	887	2,202
Securities	994	934
Consumers and traders	2,142	1,912
Concession holders – Transport of electricity	248	241
Financial assets of the concession	848	2
Tax offsetable	214	482
Income tax and Social Contribution tax recoverable	295	249
Traders – Transactions in “Free Energy”	—	43
Dividends receivable	73	17
Linked funds	1	2
Inventories	40	38
Accounts receivable from Minas Gerais state government	345	175
Other credits	468	375
NON-CURRENT	28,446	23,145
Securities	17	90
Deferred income tax and Social Contribution tax	1,246	1,221
Tax offsetable	387	382
Income tax and Social Contribution tax recoverable	207	177
Escrow deposits in legal actions	1,535	1,180
Consumers and traders	203	180
Concession holders – Transport of electricity	6	8
Other credits	408	83
Financial assets of the concession	7,475	5,841
Investments	8,040	6,161
PP&E	5,544	5,817
Intangible assets	3,379	2,004

TOTAL ASSETS	35,000	29,814

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2014	2013
CURRENT	10,123	5,922
Suppliers	1,604	1,066
Regulatory charges	106	153
Profit shares	116	125
Taxes	555	499
Income tax and Social Contribution tax	43	35
Interest on Equity, and dividends, payable	1,643	1,108
Loans and financings	4,151	1,056
Debentures	1,140	1,182
Payroll and related charges	195	186
Post-retirement liabilities	153	138
Concessions payable	22	20
Other obligations	397	354
NON-CURRENT	13,592	11,254
Regulatory charges	252	193
Loans and financings	1,832	2,379
Debentures	6,386	4,840
Taxes	723	705
Income tax and Social Contribution tax	611	256
Provisions	755	306
Concessions payable	157	152
Post-retirement liabilities	2,478	2,311
Other obligations	397	111
STOCKHOLDERS’ EQUITY	11,285	12,638
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	2,594	3,840
Adjustments to Stockholders’ equity	468	580
Interest of non-controlling stockholder	4	—

TOTAL LIABILITIES	35,000	29,814

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. 2014 RESULTS – PRESENTATION

Cemig
A Melhor Energia do Brasil
2014 Results
Focus on operational efficiency, and maximization of profit

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Priority: qualified and experienced executives
Chief Executive Officer
MAURO BORGES LEMOS
Deputy CEO
Mateus de Moura Lima Gomes
Chief Officer for the Gas Division
Eduardo Lima Andrade Ferreira
Chief Counsel
Raul Lycurgo Leite
Chief Officer for Institutional Relations and Communication
Luiz Fernando Rolla
Chief Corporate Management Officer
Márcio Lúcio Serrano
Chief Finance and Investor Relations Officer
Fabiano Maia Pereira
Chief Business Development Officer
Fernando Henrique Schüffner Neto
Chief Distribution and Sales Officer
Ricardo José Charbel
Chief Generation and Transmission Officer
Franklin Moreira Gonçalves
Chief Trading Officer
Evandro Leite Vasconcelos
(Cemig department titles:)
DVP
DGA
DJR
DRC
DGE
DFN
DDN
DDC
DGT
DCM

Cemig’s 2014 results (IFRS)
Net revenue
+33.6%
14.627
2013
19.540
2014
Ebitda
+23.1%
5.186
2013
6.382
2014
Net income
+1.1%
3.104
2013
3.137
2014
Constant challenges in the execution of our strategy – in a challenging context
• Results in 2014 affected by significant hydroelectric shortfall
• Efficacy in trading strategy translates into profits
• Equity contribution from Madeira Energia R$ 388 million

History of 2014
Generation: continues to be the priority in the short term
• Renova: focus on assets in renewable generation
• Aliança: platform for consolidation of medium and large scale assets
Transmission
• Cemig GT – restoration of financial balance through investments in strengthening and expansion
• Taesa – synergy being successfully captured
Distribution
• Commitment to quality of services provided
SAIDI and SAIFI beat Aneel targets
Aneel makes significant changes in the tariff structure
Extraordinary Tariff Adjustment
Tariff ‘flag’ system
Gasmig
• Renewal of gas distribution concession (+30 years)
• Natural as a promising growth vector
Sustainability: Cemig makes constant advances in corporate sustainability.

RENOVA ENERGIA
Commitment to renewable sources
Strengthening of Renova to speed its growth
• Conclusion of the capital increase – Cemig GT enters controlling stockholder block
ü Total capital input by Cemig GT: R$ 1.5 billion
ü Positions in the new controlling block:
Cemig 36.6%, Light 21.2%, RR Participações 21.22%
Renova – 2,511 MW of installed capacity contracted:
Solar
Wind
SHP
462,1
190,2
2014
1072,6
190,2
2015
1297
190,2
2016
58,3
1460,8
190,2
2017
58,3
2154,4
190,2
2018
58,3
2262,4
190,2
2019
Fitch Rating maintains A(bra) long-term rating, Brazilian scale, with outlook stable
1.609
902
Free Market
Regulated Market

Aliança A nova geração da energia
Growth in generation
ALIANÇA: growth platform for large and medium-sized generation assets
• Cemig GT and Vale have concluded structuring of the company: Aliança Geração de Energia
Valuation: R$ 4.5 billion
Ownership: Cemig GT – 45%
Vale – 55%
• Aliança is born with major generating assets
Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga
1,158 MW in operation (652MW average)
100% contracted
Cemig GT notice: The Association is still conditional upon the matter described in the Material Annoucnement entitled
Vale and Cemig GT form the generation company ALIANÇA, of February 27, 2015, available at http://ri.cemig.com.br

TAESA
Stable and predictable cash flow
• Success in our management model
Confidence in Cemig management keeps partners in FIP Coliseu
• Policy of robust dividends
More than R$ 1 billion in dividends and Interest on Equity
• Base of premium assets
High levels of availability of the transmission lines and other facilities
Approximately 9,800 km of transmissions lines

Distribution: Focus on client service quality
Indicators prove quality of services provided
Cemig D
2013
2014
-13,6%
12,5
10,8
SAID
-11.1%
6,3
5,6
SAIFI
Light
-33.2%
18,4
12,3
SAIDI
-20.5%
8,3
6,6
SAIFI
2013
2014
• Efficient management - highlighting our commitment to electricity supply quality
Best service quality performance for ten years
• Cemig D score in Aneel consumer satisfaction survey:
Up 10.92% – from 61.98 to 68.75 points

Aneel: makes significant changes in tariff structure
Aneel approves Extraordinary Tariff Adjustments
• Average increases from March 2, 2015 :
28.76% for Cemig D, 22.48% for Light
Tariff adjustment covers several factors:
• Increase of the CDE contribution
• Increased cost of purchase of electricity due to adjustment in the rate for Itaipu, plus exchange rate variation
• Result of the 14th Auction for power supply from existing facilities, and the 18th Adjustment Auction
• Cost of involuntary exposure to spot market
‘Flag’ band system covers:
• Change in cost arising from use of thermal generation, and from exposure to spot market
• Change in cost of the variable portion of CCEAR availability contracts
• System Service Charge (ESS) for plants dispatched in cost order but with marginal generation cost higher than the spot price ceiling
• ESS generated for electricity supply security
• Involuntary exposure
• Hydrological risk of quota contracts
• Hydrological risk of Itaipu
• Excess of the Energy Reserve Account (Coner)
Flag
Generation conditions
Tariff
Green
Benign
No change
Yellow
Less favorable
Increased by R$0.025 for each kWh consumed
Red
More costly
Increased by R$0.055 for each kWh consumed
History – for Cemig
Jan 2015 – Red
Feb 2015 – Red
Mar 2015 – Red

Gasmig Uma empresa Cemig
Promising future
Sectors served
81.96%
Industrial
0.04%
Residential
15%
Thermal power plants, general use
3%
VNG
Volume of natural gas sold (million m³)
551
2009
962
2010
1.065
2011
1.323
2012
1.488
2013
1.532
2014
• Gross revenue in 2014: R$ 1.66 billion – up 10% from 2013.
• 1,824 clients served – 1,446 of them are residential.
• Distribution contract signed with Petrobras to supply natural gas to the Nitrogen-based Fertilizer Plant (UFN-V), at Uberaba, Minas Gerais.
• 30-year extension of concession contract for distribution of piped natural gas in Minas Gerais State – now expires in 2053.

Initiatives that show constant advances in sustainability
• Handling of vegetation: 7% fewer outages due to trees interfering with the distribution system.
• Workplace health and safety: Lost-Time Injury Frequency Rate (LFTR)¹ for the workforce reduced from 0.42 to 0.40.
• Energy efficiency: Programs saved 59,377 MWh. Power saved is enough to supply more than 41,000 homes consuming at the average domestic consumption rate of 120 kWh/month
• Research and Development: Over 160 projects in progress, for investment of more than R$ 60 million. We are the Brazilian electricity utility with the highest number of patents – 43 – deposited with the INPI (National Industrial Property Institute).
• ¹ On the US200,000 criterion (accidents with time off work per 200,000 work-hours).

Corporate sustainability: recognition
• Cemig is the only company in Latin American electricity sector to be included in the Dow Jones Sustainability Index for 15 years running
• Rated ‘Climate Change Transparency Leader’ by Carbon Disclosure Project (London)
• Rated Prime (B–) by German sustainability rating agency Oekom Research
• 10th year running in ISE Corporate Sustainability Index (BM&FBovespa)
• Winner for the second year running, of Best Client Service, in the Public Services – Electricity category, in the consumer-voted ‘Complaints Line’ survey by Época magazine
• Winner of the accounting Transparency Trophy – for transparency in financial statements – awarded by the accounting organizations Anefac, Fipecafi, and Serasa

2014
Results

Consolidated net revenue
R$ million
+33.6%
14.627
2013
19.540
2014
Volume, GWh, 2013–14
+3.2%
2013
540
Residential
2.574
Industrial
360
Commercial
362
Rural
94
Others
1.981
Wholesale
2014
61.521
63.470
• Strategic approach to trading increases gains in short-term market
Sales in CCEE are R$ 2.3 billion, up 96.8% from 2013
Termination of batch of Regulated Market contracts – supply redirected to Free Market
• Recognition of CVA and other financial components
R$ 1.1 billion in Cemig D in 4Q14

Consolidated operational expenses
+28.7%
11.232
2013
14.451
2014
In the quarter
+41.3%
3.325
4Q13
4.697
4Q14
• R$2.302 billion received from Energy Development Account
(Conta de Desenvolvimento Energético – CDE)
• Compensation for higher cost of electricity purchased for resale
• Significant increase in operational provisions
• R$127 million – for 3% real salary increase for employees under annual collective bargaining agreement appealed by union
• R$195 million for losses on investments:
• R$166 million under the Parati put options
• R$29 million under the put option for units of SAAG
Consolidated expenses in 2014
Personnel
-32
Profit shares
28
Post-employment
37
Materials
31
Production inputs
227
Outsourced services
36
Electricity purchased for resale
2,221
Depreciation and amortization
-23
Royalties
-4
Provisions
275
National Grid
169
Gas bought for resale
254
Construction costs
-33
Other expenses
31

Consolidated Ebitda
+23.1%
5.186
2013
6.382
2014
In the quarter
+107%
1.055
4Q13
2.184
4Q14
Ebitda Guidance*
5,607
4,953
Guidance 2014
7.334
2014
Exceeded top of guidance range in 2014
4.035
Cemig GT
3,697
3.044
Guidance GT
1.420
Cemig D
721
618
Guidance D
589
Light
696
Taesa
61
Gasmig
533
Others
* Ebitda calculated using the criterion of proportional consolidation, adopted in the Guidance presented at the 19th Annual Cemig/Apimec Investors’ Meeting.

Consolidated Net income
+1.1%
+9.1%
3.104
2013
240
Adjustment
2.864
2013 adjusted
3.125
2014 adjusted
12
Adjustment
3.137
2014
Non-recurring items
NET INCOME FOR THE PERIOD
Monetary updating on advances against capital increase from Minas Gerais State government
Gain on disposal of investment
Unrealized profit on disposal of investment
Transmission indemnity revenue
Personnel expense item – 2012 collective negotiation
Negative equity contribution in Madeira Energia
Gain on change of accounting method in subsidiary
ADJUSTED NET INCOME FOR THE PERIOD
2014
3,137
158
-
-
-236
84
167
-185
3,125
2013
3,104
-
-284
53
-9
-
-
-
2,864
%
1.1%
9.1%
· Bottom line impacted by (i) lower hydro generation, and (ii) exposure to spot market
GSF (Generation Scaling Factor) averaged 90.61% in 2014
· Negative equity contribution of R$ 388 million from Madeira Energia
R$ 131 million due to Generation Availability Factor (FID)
R$ 122 million provision for losses on amounts receivable from construction consortium at Santo Antônio:
(i) for delay in start of commercial operatin of generation units – and
(ii) difference between cost of power sold and tariff price of electricity sold by Santo Antônio

Cemig’s consolidated debt profile
Maturities timetable – average tenor: 4.1 anos
Total net debt: R$ 11.6 billion
5.291
2015
2.139
2016
1.701
2017
1.324
2018
567
2019
707
2020
701
2021
1.078
After 2021
Main indexors
64%
CDI
32%
IPCA
2%
URTJ
2%
RGR, others
Real average cost of debt – %
5,03
2012
5,94
2013
6,23
Mar-14
6,43
Jun-14
6,45
Sep-14
7,05
2014
Leverage – %
1,2
33,0
2013
1,3
34,7
mar/14
1,4
39,2
jun/14
1,8
42,3
sep/14
1,8
50,7
2014
Net debt
Ebitda
Net debt
Stockholders’ equity + Net debt

Cemig GT – debt profile
Maturities timetable – Average tenor: 2.7 years
Total net debt: R$ 6.1 billion
2.877
2015
1.019
2016
1.339
2017
829
2018
127
2019
270
2020
270
2021
307
After 2021
Main indexors
75%
CDI
23%
IPCA
2%
Others
Real average cost of debt – %
5,14
2012
6,17
2013
6,41
Mar-14
6,82
Jun-14
6,83
Sep-14
7,66
2014
Leverage – %
0,8
38,7
2013
0,9
41,4
mar/14
0,9
47,7
jun/14
1,4
59,9
set/14
1,5
63,8
2014
Net debt
Ebitda
Net debt
Stockholders’ equity + Net debt

Cemig D – debt profile
Maturities timetable – Average tenor: 4.3 years
Total net debt: R$ 4.8 billion
2.237
2015
1.025
2016
308
2017
449
2018
427
2019
424
2020
419
2021
759
After 2021
Main indexors
52%
CDI
43%
IPCA
4%
RGR
1%
Others
Real average cost of debt – %
5,41
2012
5,67
2013
6,02
Mar-14
6,07
Jun-14
6,10
Sep-14
6,44
2014
Leverage – %
3,5
64,2
2013
5,5
64,8
mar/14
7,6
67,2
jun/14
7,2
69,0
sep/14
3,9
69,4
2014
Net debt
Ebitda
Net debt
Stockholders’ equity + Net debt

Investments
Description
Actual
2014
Planned
2015
GENERATION
2014
3,012
2015
529
Investment program
2014
72
2015
83
Capital injections
2014
2,939
2015
446
Acquisition of Brasil PCH
2014
740
2015
-
Renova
2014
810
2015
-
Investment in SAAG
2014
241
2015
-
Prothea Project
2014
886
2015
-
Others
2014
262
2015
446
TRANSMISSION
2014
119
2015
159
Investment program
2014
119
2015
159
CEMIG D
2014
1,129
2015
1,046
Investment program
2014
1,129
2015
1,046
CEMIG holding company
2014
597
2015
171
Investment program
2014
1
2015
3
Capital injections
2014
596
2015
168
CEMIG – INVESTMENTS
2014
4,856
2015
1,905
In June 2013 R$ million.

Cash flow
Cash flow statement
Cash at start of period
2014
2,202
2013
1,919
Cash generated by operations
2014
3,734
2013
3,515
Net income
2014
3,137
2013
3,104
Depreciation and amortization
2014
801
2013
824
Gain on disposal of investments
2014
-
2013
(284)
Equity loss in subsidiaries
2014
(210)
2013
(764)
Other adjustments
2014
7
2013
635
Financing activities
2014
(749)
2013
(5,735)
Loans, financings and debentures obtained
2014
4,562
2013
2,467
Payments of loans and financings
2014
(1,394)
2013
(3,601)
Interest on Equity, and dividends
2014
(3,917)
2013
(4,600)
Investment activity
2014
(4,300)
2013
2,503
Securities – Cash investments
2014
116
2013
(267)
Receipt of CRC Account from Minas Gerais state government
2014
-
2013
2,466
Investments
2014
(3,416)
2013
1,242
Fixed / Intangible and others
2014
(1,000)
2013
(938)
Cash at end of period
887
2,202
Total cash available
1,898

Capital markets
Our shares performance
16,0%
20,0%
-15,3%
20,3%
-10,1%
-2,9%
3,5%
CMIG4
CMIG3
LIGT3
TAEE11
RNEW11
IBOV
IEE
Source: Economática – 2014 variations
Dividend Yield (%)
6,6%
10,4%
12,4%
22,0%
9,2%
23,5%
2009
2010
2011
2012
2013
2014

Proposal for allocation of net income
The Board of Directors will propose to the Annual General Meeting, to be held in April 2015, that the income for 2014, in the amount of R$3,137 million, and the balance of retained earnings, related to realization of the Valuation Adjustments Reserve in the amount of R$71 million, should be allocated as follows:
· R$ 797 million, corresponding to 25% of the Net profit, to be paid as dividends, by December 31, 2015, as follows:
R$ 230 million as Interest on Equity, and
R$ 567 million as complementary dividends; and
· R$ 2,410 million to be held in Stockholders’ equity as follows:
R$ 797 million, corresponding to 25% of the net profit, in the account Reserve for Obligatory Dividends, to be paid as and when the Company’s financial situation permits;
R$ 1,584 million in the Retained earnings reserve, to guarantee the Company’s investments planned for the 2015 business year, in accordance with a capital budget; and
R$ 29 million in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2014 in relation to the investments made in the region of Sudene (the Development Authority for the Northeast).
Recommendation by the Board of Directors:
“that, monthly, the Office of the Chief Finance and Investor Relations Officer should present to this Committee, together with the material relating to Net financial revenue (expenses), a report containing:
- The variables and impacts relating to: a) the processes of renewal of the concessions for the Jaguara, São Simão and Miranda Hydroelectric Plants; b) rationalization, and the possibility of rationing of electricity in Brazil; c) the deficit in the generation of the hydroelectric plants (GSF); and d) market conditions vis-à-vis maintenance of the liquidity of Cemig, Cemig D and Cemig GT.
- Performance of the initiatives to improve the cash positions of Cemig, Cemig D and Cemig GT, notably in relation to the reduction and optimization of their costs.”

Cemig A Melhor Energia do Brasil.
Investor Relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

13. CONVOCATION DATED MARCH 26, 2015: ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 30, 2015 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

2	Allocation of the Net profit for 2014, in the amount of R$ 3,136,639,000 and of the balance of Retained earnings in the amount of R$ 70,508,000.

3	Decision on the form and payment of the minimum obligatory dividend, which may include payment in the form of Interest on Equity, in the amount of R$ 797,317,000.

4	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office, and setting of their remuneration.

5	Change in the composition of the Board of Directors, due to resignation.

6	Setting of the remuneration of the Company’s Management.

7	Orientation of vote by the representatives of the Company in the Extraordinary and Ordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, by April 30, 2015, as to the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the net profit for 2014, in the amount of R$ 429,909,000.

c)	Decision on the form and date of payment of the minimum obligatory dividend, in the form of Interest on Equity, in the amount of R$ 131,610,000.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Increase in the share capital of Cemig D, from R$ 2,261,997,787.64 to R$ 2,361,997,787.64, with issuance of 97,115,665 nominal common shares without par value, at the issue price of R$ 1.0297 per share, and consequent redrafting of the head paragraph of Article 5 of the by-laws of Cemig D.

e)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

f)	Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

8	Orientation of vote of the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A., to be held, concurrently, by April 30, 2015, on the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the Net profit for the year ended December 31, 2014, in the amount of R$ 2,088,965,000, and of the balance of Retained earnings in the amount of R$ 59,797,000.

c)	Decision on the form and date of payment of an interim dividend and of Interest on Equity, in the amount of R$ 1,170,367,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 28, 2014, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, March 26, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. NOTICE TO SHAREHOLDERS DATED MARCH 30, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

BRAZILIAN LISTED COMPANY CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2014, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 30, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MATERIAL ANNOUNCEMENT DATED APRIL 1, 2015: CEMIG ACQUIRES 49% OF ALIANÇA NORTE – CONDITION PRECEDENT FOR COMPLETION OF ALIANÇA ASSOCIATION WITH VALE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig acquires 49% of Aliança Norte – condition precedent

for completion of Aliança association with Vale

In complement to the Material Announcement dated February 27, 2015, and in accordance with CVM Instruction 358/2002 as amended, Companhia Energética de Minas Gerais (‘Cemig’) and Cemig Distribuição S.A. (‘Cemig GT’) hereby inform the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On March 31, 2015 acquisition was completed, from Vale S.A., of Vale’s 49% stockholding interest in Aliança Norte Energia Participações S.A. (‘Aliança Norte’), which owns 9% of Norte Energia S.A. (‘NESA’) – comprising an indirect stockholding interest of 4.41% in NESA. This fulfils the condition precedent referred to in the Material Announcement of February 27, 2015.

The acquisition price was R$ 305,777,900.52 (three hundred five million seven hundred seventy seven thousand nine hundred Reais and fifty two centavos), referring to the amount of funds placed by Vale into the share capital of NESA up to the closing date, after monetary updating by the IPCA index, from the date of each injection of funding up to February 28, 2015, in proportion to the indirect stockholding in NESA of 4.41%.

Cemig GT will further pay, within 5 days after publication of the IPCA index for the month of March, an amount equal to the further monetary updating of the acquisition price for the period from February 28, 2015 to March 3, 2015.

Belo Horizonte, April 1, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. SUMMARY OF MINUTES OF THE 630TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 25, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

630TH MEETING

Date, time and place:	March 25, 2015 at 8.00 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chair: José Afonso Bicalho Beltrão da Silva;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

A	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting.

B	The Board authorized:

I)	Provision of a surety guarantee by Cemig for the fourth issue of Commercial Promissory Notes (‘Notes’) by Guanhães Energia S.A. (‘Guanhães Energia’), by partial and non-joint surety undertaking stated on the printed Notes, in proportion to the equity interest held in Guanhães Energia by Cemig Geração e Transmissão S.A. (‘Cemig GT’), the characteristics of the issue being as follows:

Issuer:	Guanhães Energia S.A.
Lead Manager:	A financial institution of the Brazilian securities distribution system, to be contracted to intermediate and coordinate the issue of the Notes.
Surety guarantee:	The Notes and all the obligations under them shall have the partial and non-joint surety guarantee of Cemig and of Light S.A., together named the Guarantors, in the proportion of the equity interests in the Issuer, of 49% and 51%, respectively held by Cemig GT and Light Energia S.A., through guarantee stated on the printed Notes. The surety, which will be given irrevocably, will comprise the principal and all the accessory debt, with arrears interest, contractual and/or arrears penalty payments and other additions, including such costs provenly incurred by holders of Notes arising from proceedings, procedures and other measures in court or otherwise as are necessary for protection of the rights related to the Notes. The surety shall remain in effect until full compliance by the Issuer with all the obligations arising from the issue of the Notes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Use of proceeds:	Payment of debt under the third issue of Promissory Notes.
Volume of the Issue:	Up to two hundred million Reais.
Number of series:	The issue will have one single series.
Nominal Unit Value:	Two million Reais, on the Issue Date.
Quantity:	One hundred.
Placement procedure and regime:	The distribution shall be public, with restricted distribution efforts, in accordance with CVM Instruction 476/2009 as amended, under the regime of firm guarantee of placement for the volume of two hundred million Reais, to be exercised only in the event of the demand for and actual financial subscription of the Notes by Qualified Investors being lower than the quantity of Notes actually offered, by the Issue Date.
Issue Date:	Date of the actual subscription, and payment of subscription, of the Notes, as specified on the physical Notes.
Maturity period:	Up to one hundred eighty days from the Issue Date.
Remuneration:	The nominal unit value of the Notes will not undergo monetary updating. The Notes will pay remuneratory interest equal to 113.5% of the daily average of the over extra-grupo Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred-fifty-two business days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br). The Remuneration will be calculated on an exponential and cumulative basis, pro rata temporis, by business days elapsed, on the Nominal Unit Value of each Note, from the Issue Date up to the Remuneration Payment Date, according to the criteria set out in Cetip Manual of Formulas for Notes and Bonds (Caderno de Fórmulas – Notas Comerciais e Obrigações, or ‘Cetip21’) – which is available for consultation as stated above. These criteria will be printed on the physical Notes.
Payment of the Remuneration:	In a single payment, on the Maturity Date, or on the Date of Optional Early Redemption, or of early maturity of the Promissory Notes occurring as a result of any of the Default Events described on the printed Notes.
Amortization of the Nominal Unit Value:	On the same date as the Payment of the Remuneration.
Renegotiation:	None.
Optional early redemption:	The Issuer may, under Paragraphs 2, 3 and 4 of Article 7 of CVM Instruction 134/1990, at its own exclusive option, effect total or partial early redemption of the Promissory Notes in circulation at any time as from 30 calendar days from the Issue Date, by payment of the Nominal Unit Value plus the Remuneration, calculated pro rata temporis from the Issue Date up to the date of actual payment, in accordance with the legislation from time to time in force, without payment of any premium to the holders of the Notes.
Place of payment:	In accordance with the procedures of Cetip – for Notes held in electronic custody at Cetip; or, for holders of the Notes that are not linked to that system, at the Issuer’s head office or in accordance with the procedures of the Mandated Bank, as applicable.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Extension of periods:	If the date of maturity of an obligation coincides with a day that is not a banking business day in the city of Ipatinga, Minas Gerais and in the city of São Paulo, São Paulo state, the date of payment of any obligation of the Issuer under the Notes shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.
Arrears charges:

In the event of non-punctuality in the payment of any amount payable to the holders of the Notes, the debits in arrears shall be subject to:

a) A non-reducible contractual compensatory arrears penalty payment of 2%; and

b) non-compensatory arrears interest of 1% per month, or fraction of a month, both being calculated on the amount due and unpaid, from the date of default until the date of actual payment, independently of advice, notification or interpolation through the courts or otherwise.

II)	Signature of the legal instruments necessary for making the above-mentioned surety guarantee effective in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Issuer is not complied with; and:

III)	Practice of all the acts necessary to put the above decisions into effect.

C	Comment: The Chair made comments on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Carlos Fernando da Silveira Vianna,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Ana Sílvia Corso Matte,

Antônio Dirceu Araújo Xavier,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Ricardo Wagner Righi de Toledo,

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. PROPOSAL TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, CONCURRENTLY, ON APRIL 30, 2015

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 30, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Article 192 of Law 6404 of December 15, 1976, as amended, and Clauses 27 to 31 of the by-laws, govern the holding of an annual meeting;

b)	the Financial Statements for 2014 present net profit of R$ 3,136,639,000, and a balance of retained earnings of R$ 70,508,000 arising from realization of the Stockholders’ equity valuation reserve;

c)	it is the competency of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

d)	Paragraph 4 of Article 202 of Law 6404/1976 specifies, in relation to the dividend specified in the by-laws, that it

“shall not be obligatory in a business year in which the Company’s management bodies inform the Annual Ordinary General Meeting of Stockholders that it would be incompatible with the company’s financial situation. The Audit Board, if constituted, must give an opinion on this information and, in a listed company, its managers must submit a statement to the CVM within five days from the General Meeting of Stockholders, justifying the information transmitted to the General Meeting of Stockholders”;

e)	Paragraph 5 of Article 202 of Law 6404/1976 specifies that

“profits that are, under Paragraph 4 of this Article, not distributed, shall be held and reported in a special Reserve and, if not absorbed by losses in subsequent business years, must be paid as a dividend as soon as the company’s financial situation permits”;

f)	the forecasts of cash flow for 2015 indicate the limitation of the Company’s funds in terms of payment in 2015 of the minimum obligatory dividends for 2014 specified in the by-laws;

g)	CVM Decision 207/1996 establishes that Interest on Equity paid or credited may only be imputed against the minimum obligatory dividend at its value net of withholding income tax;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

h)	there is urgency in meeting the cash needs of Cemig Distribuição S.A. to honor its operational commitments in the short term, arising, principally, from the following factors:

(I)	non-transfer by Centrais Elétricas Brasileiras S.A. (Eletrobras) of the support payment for subsidies given on electricity invoices;

(II)	the significant increase in 2015 in the quota charge for the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), set by the regulator, Aneel (Agência Nacional de Energia Elétrica);

(III)	the increase in the cost of purchase of electricity due to the exposure of Cemig D in the wholesale Electricity Trading Chamber (CCEE);

i)	there is not enough time for the Company to raise funds in the financial market through a debt instrument, for settlement of the obligations specified in the budget;

j)	the most practical alternative for additional entry of funds into Cemig D, for settlement of its obligations specified in the budget, is an increase in its share capital through issuance of nominal common shares without par value, to be subscribed in their entirety by Cemig;

k)	the issue price is R$ 1.0297 per share, calculated by dividing Stockholders’ equity on September 30, 2014 (R$ 2,329,263,000) by the number of existing shares (2,261,997,787);

l)	the share capital may be increased by, among other means, decision of an Extraordinary General Meeting of Stockholders called and held to decide on a change to the by-laws, under Article 166 of Law 6404/1976;

m)	it is the function of the Board of Directors of Cemig D to call a General Meeting of Stockholders of that company, as specified in Subclause ‘f’ of Article 12 of its by-laws;

n)	it is the function of the Board of Directors of Cemig:

i)	to authorize the exercise of the right of first refusal and of making stockholders’ agreements or voting agreements in wholly-owned subsidiaries, subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters resides with the General Meeting of Stockholders, and

ii)	to approve declarations of vote in the General Meetings of Stockholders, and orientations of vote in the meetings of the boards of directors, of the wholly-owned subsidiaries, subsidiaries, affiliated companies and of the consortia in which this company participates, when they involve ownership in the share capital of other companies or consortia, and such decisions must, in any event and not only in matters relating to ownership of an interest in the capital of other companies or consortia, obey the provisions of these by-laws, the Long-Term Strategic Plan, and the Multi-Year Strategic Implementation Plan, as specified, respectively, in subclauses ‘e’ and ‘p’ of Article 17 of the by-laws of Cemig.

o)	under Article 163, III of Law 6404/1976, the Audit Board should give opinion on any proposals by the management bodies that are submitted to the General Meeting of Stockholders in relation to change of the share capital;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

p)	it is not possible to wait for a General Meeting of Stockholders of Cemig D to be held, since it is essential that Cemig should immediately transfer to Cemig D the R$ 100,000,000.00 (one hundred million Reais), by means of Advance against Future Capital Increase (AFAC);

q)	under Article 17, Subclause ‘e’ of the by-laws it is the competency of the Board of Directors, upon proposal by the Executive Board, to decide on constitution of any obligation in the name of the Company the value of which individually or jointly is equal to or greater than R$ 14,000,000.00 (fourteen million Reais), including injections of funds into wholly-owned subsidiaries, subsidiaries or affiliated companies or consortia in which it participates;

r)	the limit value referred to in the above item has been adjusted:

–	to R$ 14,713,440.00 (fourteen million seven hundred thirteen thousand four hundred forty Reais), in accordance with Circular DPR-H-01/2012, of January 4, 2012;

–	to R$ 15,864,031.01 (fifteen million eight hundred sixty four thousand thirty one Reais and one centavo), in accordance with Circular DPR-H-01/2013 of January 2, 2013;

–	to R$ 16,738,139.12 (sixteen million seven hundred thirty eight thousand one hundred thirty nine Reais and twelve centavos) in accordance with Circular DPR-H-02/2014 of January 3, 2014;

–	and to R$ 17,355,065.94 (seventeen million three hundred fifty five thousand sixty five Reais ninety four centavos) in accordance with Circular DPR-H-01/2015 of January 5, 2015;

s)	the matter relating to the increase of the share capital of Cemig D has been analyzed by the company’s Legal Department;

t)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause	21 –

...	§4 The following decisions shall require a decision by the Executive Board:

...	(g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;”; and

u)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of the Company; the former will hold Ordinary and Extraordinary General Meetings of Stockholders, and the latter will hold an Ordinary Annual General Meeting of Stockholders, by April 30, 2015;

– now proposes to you as follows:

I	– That the net profit for the business year 2014, in the amount of R$ 3,136,639,000, and the balance of Retained earnings in the amount of R$ 70,508,000, should be allocated as follows:

a)	R$ 797,317,000 as the minimum obligatory dividend, to be paid to the Company’s stockholders, as follows:

1.	R$ 230,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 117/2014 of December 12, 2014, and CRD-455/2014, of December 26, 2014, to be paid in two equal installments, by June 30 and December 30, 2015, to stockholders whose names were on the Company’s Nominal Share registry on December 26, 2014,

–	the Executive Board to decide the places and processes of payment, and to allocate the amount of the Interest on Equity against the minimum obligatory dividend; and

2.	R$ 567,317,000 in the form of dividends for 2014, to be paid by December 30, 2015, in accordance with availability of cash and at the discretion of the Executive Board, to stockholders whose names were on the Company’s Nominal Share registry on the date on which the Ordinary Annual General Meeting is held;

b)	R$ 797 million to be held in the Reserve for obligatory dividend not distributed, to be paid as and when the Company’s financial situation permits;

c)	R$ 1,583,443,000 to be held in Stockholders’ equity in the Retained earnings reserve, to fund the Company’s consolidated investments planned for the business year 2015, as per a capital budget; and

d)	R$ 29,070,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive amounts gained in 2014 due to investment in the region of Sudene.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws.

Appendix 2 presents the Company’s Capital Budget for the business year 2015.

II	– That the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., also to be held on April 30, 2015, should vote in favor of the agenda, as follows:

Cemig D:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2014, in the amount of R$ 429,909,000.

c)	Decision of the form and date of payment of the minimum obligatory dividend, in the form of Interest on Equity, in the amount of R$ 131,610,000.

d)	Increase in the share capital of Cemig D by R$ 100,000,000 (one hundred million Reais),

from	R$ 2,261,997,787.64 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven Reais and sixty four centavos)

to	R$ 2,361,997,787.64 (two billion three hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven Reais sixty four centavos),

by issuance of 97,115,665 (ninety seven million one hundred fifteen thousand six hundred sixty five) nominal common shares without par value,

at issue price of R$ 1.0297 per share, to be subscribed in full by Cemig (Companhia Energética de Minas Gerais), determined on the basis of the value of Stockholders’ equity per share (Article 170, Paragraph 1, II of Law 6404/1976, as amended by Law 9457 of 1997).

–	the total number of shares (all nominal common shares without par value) thus being increased

from	2,261,997,787 (two billion two hundred sixty one million nine hundred ninety seven thousand seven hundred eighty seven)

to	2,359,113,452 (two billion three hundred fifty nine million one hundred thirteen thousand four hundred fifty two).

e)	Alteration of the head paragraph of Clause 5 of the by-laws of Cemig D, to express the said increase in capital.

h)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

g)	Change in the composition of the Board of Directors, if there is any change in the composition of the Board of Directors of Cemig.

Cemig GT:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2014, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2014, in the amount of R$ 2,088,965,000, and of the balance of Retained earnings in the amount of R$ 59,797,000.

c)	Decision on the form and date of payment of the interim dividends and of the Interest on Equity, in the amount of R$ 1,170,367,000.

d)	Election of sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Change in the composition of the Board of Directors, if there has been any change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 26, 2015.

José Afonso Bicalho Beltrão da Silva	Marco Antonio Soares da Cunha Castello Branco
Mauro Borges Lemos	Paulo Roberto Reckziegel Guedes
Allan Kardec de Melo Ferreira	Saulo Alves Pereira Junior
Arcângelo Eustáquio Torres Queiroz	Carlos Fernando da Silveira Vianna
Guy Maria Villela Paschoal	Newton Brandão Ferraz Ramos
Helvécio Miranda Magalhães Junior	Tarcísio Augusto Carneiro
José Pais Rangel	Ana Sílvia Corso Matte
Marco Antônio de Rezende Teixeira	Bruno Magalhães Menicucci

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MARKET ANNOUCEMENT DATED APRIL 7, 2015: ANEEL DECIDES ANNUAL TARIFF ADJUSTMENT OF CEMIG D

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Aneel decides annual tariff adjustment of Cemig D

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market as follows:

Yesterday (Tuesday, April 8, 2015) the Brazilian electricity regulator, Aneel, decided the Annual Tariff Adjustment to be applied to the tariffs of Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of Cemig.

This Adjustment results in an average increase of 7.07% in electricity rates paid by clients of Cemig D, in effect as from today, Wednesday April 8, 2015, until April 7 of 2016.

For Residential consumers, the increase in the rate charged is 5.93%. For industrial and service sector consumers, served at medium and high voltage, the average increase will be 8.12%. For those served at low voltage, the increase is 6.56%.

Belo Horizonte, April 7, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.